TAKE-TWO INTERACTIVE SOFTWARE, INC. 2002 ANNUAL REPORT

TAKE2interactive

Piglet's BIG ~~MOVIE~~ GAME

MOTOCROSS MANIA 2

THE GREAT ESCAPE


湾岸
MIDNIGHT CLUB II

RAILROAD TYCOON 3

MAFIA

HIDDEN & DANGEROUS 2

RIOUS SAM

SPEC OPS
AIRBORNE COMMANDO

CELEBRITY DEATHMATCH

STATE OF EMERGENCY

MAX PAYNE

grand theft auto vice city

TROPICO 2 PIRATE COVE

AUSTIN POWERS PINBALL

SUV MANIA

CONFLICT: DESERT STORM

VIETCONG

SE

Big Strike BOWLING

GOTHAM
GAMES

DEFINING INTERACTIVE ENTERTAINMENT

GATHERING

JACK OF ALL GAMES

(in thousands, except per share data)	Fiscal Years Ended October 31 2002	2001	2000	1999	1998
Statement of Operations Data:					
Net sales	**$793,976**	$448,801	$364,001	$304,714	$194,052
Income from operations	**122,715**	25,841	33,309	27,381	10,690
Net income (loss)	**71,565**	(8,580)	6,417	16,332	7,181
Net income (loss) per share					
Basic	**$ 1.88**	$ (0.25)	$ 0.23	$ 0.79	$ 0.49
Diluted	**1.81**	(0.25)	0.23	0.76	0.42

	As of October 31 2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and cash equivalents	**$108,369**	$ 6,056	$ 5,245	$ 10,374	$ 2,763
Working capital	**197,453**	92,690	69,025	41,439	21,797
Total assets	**492,960**	359,512	330,257	231,712	109,385
Total debt	**—**	54,073	96,873	56,137	30,808
Total liabilities	**136,518**	139,451	160,065	146,609	73,820
Stockholders' equity	**356,442**	220,061	170,192	85,103	35,566

NET SALES
(in thousands)


$794.0
$448.8
$364.0
$304.7
$194.1
'98
'99
'00
'01
'02

NET INCOME (LOSS)
(in thousands)


$71.6
$16.3
$7.2
$6.4
$(8.6)
'98
'99
'00
'01
'02

EARNINGS PER SHARE
(diluted)


$1.81
$0.76
$0.42
$0.23
$(0.25)
'98
'99
'00
'01
'02

Fiscal 2002 was a year of remarkable achievement for Take-Two. We distinguished ourselves as a leader in the interactive entertainment industry, becoming the number two independent software publisher. Take-Two published several innovative titles that were on the "must-have" list of gamers and retailers alike. Market demand for our products drove sharp increases in sales, earnings and cash flow, which resulted in the continued strengthening of our balance sheet. Most importantly, we established a solid foundation for the future by building enduring brand franchises, expanding our development resources, and investing in the management and systems to support a growing company.

Net sales for fiscal 2002 were a record $794 million, rising 77% from the prior fiscal year. Net income was $71.6 million or $1.81 per diluted share, compared to last year's net loss of $8.6 million or $0.25 per share. Our publishing business accounted for 72% of fiscal 2002 net sales, up from 54% in 2001, while distribution operations augmented our revenue stream and provided value-added services to a wide range of retailers.

The Company generated record operating cash flow of approximately $145 million and finished fiscal 2002 with a strong balance sheet. At October 31, 2002, we had working capital in excess of $197 million, cash and equivalents of more than $108 million, and no borrowings under our credit line.

Powerhouse Portfolio. Take-Two gained substantial market share during fiscal 2002, rising to become the number two publisher of PlayStation®2 software and the number two publisher for all console software platforms, according to NPDFunworld℠ TRSTS Video Games Monthly Service. Our market share, for all console software, rose dramatically from 2.5% in fiscal 2001 to 9.5% in fiscal 2002, according to NPDFunworld. The phenomenal popularity of our *Grand Theft Auto* franchise was a major factor in this progress—*Grand Theft Auto 3* and *Grand Theft Auto: Vice City* were the top two selling games of the year.

While *Grand Theft Auto* is often viewed as Take-Two's "flagship," it is only one component in a growing product portfolio of great depth and longevity. Our portfolio includes such other successful brands as *Max Payne, Midnight Club, Mafia, Conflict: Desert Storm, State of Emergency, Smuggler's Run, Stronghold, Tropico, Hidden & Dangerous, Railroad Tycoon* and *Spec Ops.*

We are continuing to expand this valuable portfolio, with nearly 40 SKUs in the pipeline for fiscal 2003. Planned releases include: *Midnight Club 2* for PlayStation®2, PC and Xbox; *State of Emergency* for Xbox; *Mafia* for PlayStation®2 and Xbox; *Vietcong* for the PC; *Grand Theft Auto: Vice City* for the PC and *Conflict: Desert Storm* for GameCube; and MTV's *Celebrity Deathmatch* on multiple platforms.

Other exciting new brands are expected to include: *Great Escape,* based on the hit 1963 movie about POWs who escape from a Nazi prison camp; *The Warriors™*, inspired by the classic 1979 gritty gang drama and sequels to our *Grand Theft Auto* and *Max Payne* franchises.

Building Brand Identity. To clarify our brand positioning and extend our market reach, we established the Gotham Games publishing label during 2002. Gotham Games' mission is to increase our presence in the mass market by publishing products for consumers of all ages at a variety of price points, as well as value-priced products for PlayStation®. Gotham Games complements our Rockstar label, which will continue to be the gold standard for groundbreaking original content for console systems; and Gathering, which will maintain its focus on publishing compelling PC products.

We also took significant steps during 2002 to increase our control of the intellectual property underlying our products. Owning intellectual property, as opposed to licensing, can significantly expand the profit margin on a particular title. For this reason, we acquired ownership of the *Max Payne* brand. We also expanded our internal development capabilities by acquiring Angel Studios, which developed our hit titles *Midnight Club* and *Smuggler's Run.* Another key acquisition was Barking Dog, a Canadian studio known for its strength in the military action genre, further expanding Rockstar's development resources.

Enhancing Infrastructure. Take-Two also made considerable progress "behind the scenes" during the past year, adding resources to support our continued growth. Additions to the Board of Directors included Todd Emmel, a senior financial services industry executive; Steve Tisch, the Oscar Award winning producer and noted entertainment figure; and Richard Roedel, a former Chairman of BDO Seidman, who chairs our Audit Committee and qualifies as a "financial expert" as defined by the Sarbanes-Oxley Act. Our management team was also expanded, particularly in the finance, operations and information technology areas.

On a personal note, I was extremely honored to be asked to join the Take-Two team early in fiscal 2003. I accepted the position of CEO because I believe this is an extraordinary company with unparalleled opportunities. In a relatively short time, Take-Two has become a recognized leader in the entertainment software industry. We have potent brand franchises with enormous staying power. We have some of the most creative development resources in the business and a commitment to making great games. Simply stated, we know how to make the products that consumers want. Equally important, we have the financial base and management infrastructure to support our plans for the future.

The prospects for our industry and our company are extremely favorable. Measured by annual revenues, interactive entertainment software and hardware is a $10.3 billion business that rivals the movie box office industry in scale. The number of current generation consoles in the United States alone is approximately 30 million units and the expected growth of this installed base should continue to drive software sales.

I believe Take-Two is well positioned—in terms of products, market focus, management resources and financial strength—to benefit from the positive forces driving our business. We will continue to expand our U.S. and international publishing businesses by creating new, cutting edge brands, and when appropriate, licensing intellectual property from third parties, including family and children's properties. We will continue to focus on increasing the top line and profitability of our distribution business by maximizing our product mix. We will deploy our growing capital base for acquisitions when we believe shareholder value will be increased. We will continue to enhance our systems and infrastructure to support the rapid growth of our Company. The opportunities are many, and we intend to capitalize on them to the best of our abilities.

Thank you for your continued support and we look forward to sharing our success with you in the future.

Sincerely,

Jeffrey C. Lapin
Chief Executive Officer



Operating Cash Flow
(in millions)


$145.0
$27.3
'01
'02

Cash and Equivalents
(in millions)


$108.4
$6.1
'01
'02

Operating Margin
(percent)


15.5%
5.8%
'01
'02

Publishing Net Sales by Platform
(Fiscal Year 2002)


PlayStation 2
73%
PlayStation
6%
PC
14%
Xbox
5%
Accessories
& Other
2%

Worldwide Net Sales by Region
(Fiscal Year 2002)


North America
80%
Europe
18%
Asia Pacific
& Other
2%

SELECTED FINANCIAL DATA

Our consolidated financial information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements (including the notes thereto) contained elsewhere in this Report.

	Fiscal Years Ended October 31				
(In thousands, except per share data)	**2002**	2001*(1)*	2000	1999	1998*(2)*
Statement of Operations Data:					
Net sales	**$793,976**	$448,801	$364,001	$304,714	$194,052
Income from operations	**122,715**	25,841	33,309	27,381	10,690
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	**71,565**	(1,295)	6,417	16,332	7,181
Net income (loss)	**71,565**	(8,580)	6,417	16,332	7,181
Net income (loss) per share					
Basic	**$ 1.88**	$ (0.25)	$ 0.23	$ 0.79	$ 0.49
Diluted	**1.81**	(0.25)	0.23	0.76	0.42
Net income (loss) per share attributable to common stockholders—Diluted *(3)*	**1.81**	(0.25)	0.23	0.76	0.37

	As of October 31				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and cash equivalents	**$108,369**	$ 6,056	$ 5,245	$ 10,374	$ 2,763
Working capital	**197,453**	92,690	69,025	41,439	21,797
Total assets	**492,960**	359,512	330,257	231,712	109,385
Total debt	**—**	54,073	96,873	56,137	30,808
Total liabilities	**136,518**	139,451	160,065	146,609	73,820
Stockholders' equity	**356,442**	220,061	170,192	85,103	35,566

(1) Includes approximately $27 million of net sales, $8.9 million of income from operations and $5.3 million of income included in loss before extraordinary loss and cumulative effect of change in accounting principle, representing the effect of the adoption of Staff Accounting Bulletin 101, "Revenue Recognition" (SAB 101) in the first quarter of fiscal 2001. There was no impact on net loss.

(2) Net income in 1998 includes acquired S corporation net income of $1,233,000.

(3) Gives effect to distribution of $673,000 to S corporation shareholders prior to an acquisition in 1998.

(Dollars in thousands, except per share amounts)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of prepaid royalties, capitalized software development costs and other intangibles, inventories, realization of deferred income taxes and the adequacy of allowances for returns, price protection and doubtful accounts. Actual amounts could differ significantly from these estimates.

Revenue Recognition

Our principal sources of revenues are derived from publishing and distribution operations. Publishing revenues are derived from the sale of internally developed software titles or software titles licensed from third parties. Distribution revenues are derived from the sale of third-party software titles, hardware and accessories. Publishing activities generally generate significantly higher margins than distribution activities, with sales of PC software titles resulting in higher margins than sales of CDs or cartridges designed for video game consoles.

Effective November 1, 2000, in accordance with the adoption of SAB 101, "Revenue Recognition in Financial Statements," we recognize revenue net of allowances for returns and price protection when title and risk of loss pass to customers (generally, upon receipt of products by customers). Prior to that date, we recognized revenue upon shipment. In accordance with Statement of Position 97-2, "Software Revenue Recognition," we recognize revenue when the price is fixed and determinable, upon persuasive evidence of an agreement, our fulfillment of our obligations under any such agreement and a determination that collection is probable. Our payment arrangements with customers provide primarily 60 day terms and to a limited extent with certain customers 30 or 90 day terms. We may not have a reliable basis to estimate returns and allowances for certain customers or may be unable to determine that collection of receivables is probable. In such circumstances, we defer revenue at the time of sale and recognize revenue when collection of the related receivable becomes probable or cash is collected.

Returns and Reserves

We generally accept returns and grant price protection in connection with our publishing arrangements. We establish a reserve for future returns of published titles and price protection based primarily on historical return rates, return policies and price protection policies, and recognize revenue net of allowances for returns and price protection. Our distribution arrangements with customers generally do not give them the right to return titles or to cancel firm orders. However, we sometimes accept returns for stock balancing and negotiate accommodations to customers, which includes price discounts, credits and returns, when demand for specific titles falls below expectations. The historical product return rate for our distribution business has been substantially less than for our publishing business. If future returns significantly exceed established reserves, our operating results would be adversely affected.

Prepaid Royalties

Our agreements with licensors and developers generally provide us with exclusive publishing rights and require us to make advance royalty payments that are recouped against royalties due to the licensor or developer based on product sales. Prepaid royalties are amortized as cost of sales on a title-by-title basis based on the greater of the proportion of current year sales to total of current and estimated future sales for that title or the contractual royalty rate based on actual net product sales. We continually evaluate the recoverability of prepaid royalties and charge to cost of sales the amount that management determines is probable that will not be recouped at the contractual royalty rate in the period in which such determination is made or if we determine that we will cancel a development project. Prepaid royalties are classified as current and non-current assets based upon estimated net product sales within the next year. See Note 2 to Consolidated Financial Statements.

Capitalized Software Development Costs

We capitalize internal software development costs subsequent to establishing technological feasibility of a title. Capitalized software development costs represent the costs associated with the internal development of our publishing products. Amortization of such costs as a component of cost of sales is recorded on a title-by-title basis based on the greater of the proportion of current year sales to total of current and estimated future sales for the title or the straight-line method over the remaining estimated useful life of the title. We continually evaluate the recoverability of capitalized software costs and will charge to cost of sales any amounts that are deemed unrecoverable or for projects that we will abandon. See Note 2 to Consolidated Financial Statements.

Income Taxes

Income tax assets and liabilities are determined by taxable jurisdiction. We do not provide taxes on undistributed earnings of our international subsidiaries. The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $41,900 and $36,000 for the years ended October 31, 2002 and 2001, respectively. It is our intention to reinvest undistributed earnings of our foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries are paid as dividends to us.

Recently Adopted Accounting Pronouncements

In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," which is a codification of EITF 00-14, 00-22 and 00-25. This EITF presumes that consideration from a vendor to a customer or reseller of the vendor's products to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established. We have early adopted EITF 01-09 effective November 1, 2001. The adoption of the new standard did not have a material impact on the consolidated financial statements. The prior period financial statements have been reclassified in accordance with this statement and as a result, net sales and selling and marketing expenses have been reduced by $2,255 for fiscal 2001, with no impact on reported net loss.

Effective November 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") in its entirety and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination shall be recognized as assets apart from goodwill. SFAS 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS 142 also addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. This statement provides that intangible assets with finite useful lives be amortized and that intangible assets with indefinite lives and goodwill not be amortized, but be tested at least annually for impairment. Upon completion of the transitional impairment test, the fair value for each of our reporting units exceeded the reporting unit's carrying amount and no impairment was indicated.

SFAS 142 requires an annual test for impairment of goodwill, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In assessing potential impairment of goodwill, the Company determines the implied fair value of each reporting unit using discounted cash flow analysis and compares such values to the respective reporting unit's carrying amount. The Company performs its annual test for indication of goodwill impairment in the fourth quarter of each fiscal year. At October 31, 2002, the fair value of the Company's reporting units exceeded the carrying amounts and no impairment was indicated.

Results of Operations

The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in our statement of operations, and sets forth net sales by territory, sales mix, platform and principal products:

	Fiscal Years Ended October 31,		
	2002	2001	2000
Operating data:			
Net sales	**100.0%**	100.0%	100.0%
Cost of sales			
Product costs	**51.5**	63.2	59.6
Royalties	**10.2**	4.1	4.8
Software development costs	**1.0**	0.9	0.4
Total cost of sales	**62.7**	68.2	64.8
Selling and marketing	**9.8**	11.8	11.8
General and administrative	**9.0**	10.0	10.0
Research and development	**1.5**	1.4	1.6
Depreciation and amortization	**1.5**	2.8	2.4
Interest expense, net	**0.1**	1.9	1.7
(Gain) loss on Internet securities	**—**	4.8	—
Provision (benefit) for income taxes	**6.2**	(0.5)	0.7
Extraordinary loss on early extinguishment of debt	**—**	(0.4)	—
Net income (loss)	**9.0**	(1.9)	1.8
Net Sales by Territory:			
North America	**79.9%**	76.3%	71.6%
International	**20.1**	23.7	28.4
Net Sales Mix:			
Publishing	**71.5%**	53.9%	51.1%
Distribution	**28.5**	46.1	48.9
Platform Mix (publishing):			
Console	**83.9%**	57.5%	50.6%
PC	**14.3**	35.7	36.9
Accessories and hand-held	**1.8**	6.8	12.5
Principal Products:			
Grand Theft Auto 3, PS2 (released October 2001)	**30.0%**	7.4%	—%
Grand Theft Auto: Vice City, PS2 (released October 2002)	**7.6**	—	—
Grand Theft Auto 3, PC (released May 2002)	**3.1**	—	—
Max Payne, PS2 (released December 2001)	**6.7**	—	—
Max Payne, Xbox (released December 2001)	**3.0**	—	—
Max Payne, PC (released July 2001)	**0.4**	5.2	—
State of Emergency, PS2 (released February 2002)	**4.4**	—	—
Midnight Club, PS2 (released October 2000)	**1.1**	4.2	2.7
Smuggler's Run, PS2 (released October 2000)	**0.3**	3.0	3.3
Ten largest titles	**59.9%**	31.4%	16.4%

Business Acquisitions and Dispositions

In November 2002, we acquired all of the outstanding capital stock of Angel Studios, Inc., the developer of *Midnight Club* and *Smuggler's Run*, for $28,500 in cash and 235,679 shares of restricted common stock

(Dollars in thousands, except per share amounts)

(valued at $6,557). We currently anticipate that this acquisition will not have a significant effect on our fiscal 2003 operating results.

In August 2002, we acquired all of the outstanding capital stock of Barking Dog Studios, a Canadian-based development studio, for $3,000 in cash and 242,450 shares of restricted common stock (valued at $3,801). The acquisition of Barking Dog did not have a significant effect on our fiscal 2002 operating results.

In July 2001, we sold all of the outstanding capital stock of Jack of All Games UK, a video game distributor, to Jay Two Limited, an unaffiliated third party controlled by Freightmasters Ltd., for approximately $215. In connection with the sale, the purchaser assumed net liabilities of $436. We recorded a gain on this sale of $651. The sale of Jack of All Games UK did not have a significant effect on our fiscal 2001 or 2002 operating results.

In July 2001, we acquired all of the outstanding capital stock of Techcorp Limited, a Hong Kong-based design and engineering firm specializing in video game accessories, for 30,000 shares of restricted common stock (valued at $572) and $100 in cash. The acquisition of Techcorp did not have a significant effect on our fiscal 2001 operating results.

In November 2000, we acquired all of the capital stock of VLM Entertainment Group Inc., a third-party video game distributor, for $2,000 in cash and 875,000 shares of common stock (valued at $8,039). VLM accounted for 14.5% of our distribution revenues in fiscal 2001.

In February 2000, we sold Falcon Ventures d/b/a DVDWave.com, an online provider of music CDs, to eUniverse, Inc. and recorded a gain of $1,976. Falcon Ventures accounted for an insignificant portion of our revenues and accounted for an operating loss of approximately $1,100 during fiscal 2000.

We sold Toga Holdings BV to Gameplay.com plc in October 2000. During fiscal 2000, Toga's operations did not contribute to our revenues and accounted for an operating loss of approximately $1,500. We incurred a loss of $286 in connection with the sale of Toga. In connection with the sale of Toga, we entered into a Joint Exploitation Agreement with Gameplay pursuant to which we acquired Neo Software Produktions GMBH, a software developer based in Austria. Neo Software developed *Max Payne* for Microsoft's Xbox.

We purchased Toga, the parent of Pixel Broadband Studios Ltd. in March 2000 as part of our Internet strategy for $4,500 in cash and 2,561,000 shares of common stock (valued at $35,578). Pixel had developed leading-edge software technology, which enabled broadband carriers to deliver persistent online gameplay via satellite, cable and wireless communications devices. We intended to combine Pixel's business with the gaming content of our Rockstar video game publishing subsidiary with a view toward obtaining financing to operate this business independently. Due to unfavorable market conditions, we abandoned a proposed financing in July 2000. We incurred a charge of $1,103 consisting primarily of professional fees related to the abandoned offering.

We acquired PopTop Software, Inc., an independent software developer, in July 2000 for 559,100 shares of common stock (valued at $5,836). PopTop's operations did not contribute to our revenues and its loss did not significantly affect our net income during fiscal 2000.

In April 2000, we acquired the remaining 80.1% of the stock of Gathering of Developers, Inc. that we did not already own for 1,060,000 shares of common stock (valued at $10,402). Prior to the acquisition, we had a distribution and publishing arrangement with Gathering under which we were entitled to receive a distribution fee of 20% of net receipts derived from sales of PC products. Products sold under this arrangement accounted for approximately 6.3% of our net sales and 18.0% of our net income for the year ended October 31, 1999, and approximately 9.7% of our net sales and 9.3% of our net income during fiscal 2000.

Fiscal Years Ended October 31, 2002 and 2001

Net Sales. Net sales increased by $345,175, or 76.9%, to $793,976 for fiscal 2002 from $448,801 for fiscal 2001. The increase was primarily attributable to growth in publishing operations. Included in net sales for fiscal 2001 was $27,230 attributable to the adoption of SAB 101. See Note 2 to Consolidated Financial Statements.

Publishing revenues increased by $326,251, or 134.9%, to $568,089 for fiscal 2002 from $241,838 for fiscal 2001. The increase was primarily attributable to the continued strong sales of *Grand Theft Auto 3* for PlayStation 2 and the release of *Grand Theft Auto: Vice City* for PlayStation 2, *Max Payne* for PlayStation 2 and Xbox, *State of Emergency* for PlayStation 2 and *Grand Theft Auto 3* for the PC. Publishing revenues represented 71.5% and 53.9% of net sales for fiscal 2002 and 2001, respectively. Fiscal 2001 included $20,632 attributable to the adoption of SAB 101.

Products designed for video game console platforms accounted for 83.9% of fiscal 2002 publishing revenues as compared to 57.5% for fiscal 2001. The increase was primarily attributable to continued sales of *Grand Theft Auto 3* for PlayStation 2 and the release of *Grand Theft Auto: Vice City* for PlayStation 2, *Max Payne* for PlayStation 2 and Xbox and *State of Emergency* for PlayStation 2. Products designed for the PC accounted for approximately 14.3% of fiscal 2002 publishing revenues as compared to 35.7% for fiscal 2001. The decrease is a result of fewer PC titles released during the current year.

Distribution revenues increased by $18,924, or 9.1%, to $225,887 for fiscal 2002 from $206,963 for fiscal 2001. The increase was primarily attributable to the commercial introduction of Xbox and GameCube and the continued rollout of PlayStation 2 and the sale of software for these console platforms. Distribution revenue represented 28.5% and 46.1% of net sales for fiscal 2002 and 2001, respectively. Fiscal 2001 included $6,598 attributable to the adoption of SAB 101.

International operations accounted for approximately $159,245, or 20.1% of net sales for fiscal 2002 compared to $106,566, or 23.7% for fiscal 2001. The increase in absolute dollars was primarily attributable to expanded publishing operations in Europe, including the release of *Max Payne* and *State of Emergency* for PlayStation 2, *Grand Theft Auto 3* for the PC and continued sales of *Grand Theft Auto 3* for PlayStation 2. We expect that international sales will continue to account for a significant portion of our revenue. *Grand Theft Auto: Vice City* for PlayStation 2 was released in November 2002 in international markets.

Cost of Sales. Cost of sales increased by $191,678, or 62.6%, to $497,942 for fiscal 2002 from $306,264 for fiscal 2001. Cost of sales as a percentage of net sales decreased to 62.7% for fiscal 2002 from 68.2% for fiscal 2001.

Product costs increased $125,522, or 44.3%, to $409,044 for fiscal 2002 from $283,522 from fiscal 2001, but decreased as a percentage of net sales to 51.5% for fiscal 2002 from 63.2% for fiscal 2001. The decrease in cost of sales as a percentage of net sales was due to the higher proportion of publishing revenues which have lower product costs than distribution revenues, partly offset by the shift in publishing product mix to higher cost console titles from lower cost PC titles. Fiscal 2002 includes $3,064 of litigation settlement costs relating to a distribution agreement, while fiscal 2001 includes an impairment charge of $3,397 relating to a reduction in the value of certain acquired Internet assets. Product costs in fiscal 2001 included $18,335 related to the adoption of SAB 101.

Royalties increased $62,201, or 334.9%, to $80,774 for fiscal 2002 from $18,573 for fiscal 2001. Royalties as a percentage of sales for fiscal 2002 increased to 10.2% from 4.1% for fiscal 2001. The increases were due to higher royalty payments and increased amortization of prepaid royalties as a result of increased product sales, principally for *State of Emergency, Max Payne, Midnight Club* and *Smuggler's Run*. In addition, we wrote off $14,122 of prepaid royalties, principally due to the termination of several projects in 2002. We also implemented a royalty program for certain of our development personnel. We currently anticipate that this royalty program will constitute a significant expense in the foreseeable future.

Software development costs increased $3,955, or 94.9%, to $8,124 for fiscal 2002 from $4,169 for fiscal 2001. Software development costs as a percentage of net sales remained relatively constant from year to year. The increase in absolute dollars reflects higher amortization principally related to the *Grand Theft Auto* titles. These software development costs relate to our internally developed titles.

In future periods, cost of sales may be adversely affected by manufacturing and other costs, price competition and by changes in product and sales mix and distribution channels.

Selling and Marketing. Selling and marketing expenses increased by $24,992, or 47.2%, to $77,990 for fiscal 2002 from $52,998 for fiscal 2001. The increase was attributable to television and other advertising expenses relating to *Grand Theft Auto 3, Max Payne, Grand Theft Auto: Vice City* and *Conflict Desert Storm* during fiscal 2002. Selling and marketing expenses as a percentage of net sales declined to 9.8% for fiscal 2002 from 11.8% for fiscal 2001.

General and Administrative. General and administrative expenses increased by $26,677, or 59.5%, to $71,544 for fiscal 2002 from $44,867 for fiscal 2001. General and administrative expenses as a percentage of net sales declined to 9.0% for fiscal 2002 from 10.0% for fiscal 2001. The increase in absolute dollars was attributable to increased personnel expenses primarily relating to salaries of additional executive, financial, accounting and information technology personnel and legal and professional fees incurred in connection with legal proceedings and regulatory matters and litigation settlement costs relating to a distribution arrangement.

Research and Development. Research and development costs increased by $5,334, or 86.2%, to $11,524 for fiscal 2002 from $6,190 for fiscal 2001. Research and development costs as a percentage of net sales remained relatively constant from year to year. The increase in absolute dollars was attributable to bonus compensation, increased staffing levels and the acquisition of Barking Dog. Once software development projects reach technological feasibility, which is relatively early in the process, a substantial portion of our research and development costs are capitalized and subsequently amortized as cost of goods sold.

Depreciation and Amortization. Depreciation and amortization expense of $12,261 for fiscal 2002 decreased $380, or 3.0%, from $12,641 for fiscal 2001. The decrease was due to our adoption of SFAS 142, and was partly offset by increased costs related to the implementation of a new accounting software system and amortization related to the *Max Payne* acquisition. Depreciation and amortization expense costs as a percentage of net sales decreased to 1.5% for fiscal 2002 from 2.8% for fiscal 2001.

Income from Operations. Income from operations increased by $96,874, or 374.9%, to $122,715 for fiscal 2002 from $25,841 for fiscal 2001, due to the changes referred to above.

Interest Expense, net. Interest expense decreased by $8,030, or 94.4%, to $480 for fiscal 2002 from $8,510 for fiscal 2001. The decrease was attributable to substantially lower levels of borrowing from our credit facilities and interest income earned on invested cash.

Gain on Sale of Subsidiary. We recorded a non-operating gain on the sale of our Jack of All Games UK subsidiary during fiscal 2001.

(Gain) Loss on Internet Investments. For fiscal 2002, we recognized a gain of $181 from the sale of marketable securities. During fiscal 2001, we incurred an impairment charge of $21,477 relating primarily to our investments in Gameplay and eUniverse to reflect other than temporary declines in the value of these investments.

Class Action Settlement Costs. During fiscal 2002, we recorded $1,468 of class action settlement costs, which represents a settlement of $7,500 and related legal fees, net of $6,145 of insurance proceeds.

(Dollars in thousands, except per share amounts)

Provision for Income Taxes. We incurred income tax expense of $49,383 for fiscal 2002 as compared to a benefit of $2,200 for fiscal 2001. The increase was primarily attributable to increased taxable income. The difference between the statutory rate and the effective rates of 40.8% and (62.9%) for fiscal 2002 and 2001, respectively, primarily is the result of state and foreign tax rate differentials and non-deductible items, such as amortization of intangibles.

At October 31, 2002, we had capital loss carryforwards totaling approximately $21,000. The capital loss carryforwards expire in fiscal 2006. Failure to achieve sufficient levels of taxable income from capital transactions might affect the ultimate realization of the capital loss carryforwards. If this were to occur, management is committed to implementing tax planning strategies, such as the sale of our net appreciated assets to the extent required (if any) to generate sufficient taxable income prior to the expiration of these benefits.

Extraordinary Loss on Early Extinguishment of Debt. During fiscal 2001, we incurred an extraordinary charge of $1,948, net of taxes, upon the early repayment of $15,000 of subordinated indebtedness.

Cumulative Effect of Change in Accounting Principle. In connection with the adoption of SAB 101, we recognized a cumulative effect of $5,337, net of taxes of $3,558, in fiscal 2001.

Net Income. For fiscal 2002, we achieved net income of $71,565, as compared to net loss of $8,580 for fiscal 2001.

Fiscal Years Ended October 31, 2001 and 2000

Net Sales. Net sales increased by $84,800, or 23.3%, to $448,801 for fiscal 2001 from $364,001 for fiscal 2000. The increase was attributable to growth in both publishing and distribution operations and acquisitions. The adoption of SAB 101 effective November 2000 to recognize revenue when both title and all risks of loss pass to customers resulted in an increase in net sales of $27,230. Fiscal 2000 sales that were previously recognized upon product shipment were effectively reversed with the adoption of SAB 101 and reported upon receipt by the customer as sales in the first quarter of fiscal 2001. In fiscal 2001, we implemented changes to our practices to significantly reduce shipment time near quarter and year end.

Publishing revenues increased by $55,720, or 29.9%, to $241,838 for fiscal 2001 from $186,118 for fiscal 2000. The increase was primarily attributable to the release of *Grand Theft Auto 3* for PlayStation 2 and *Max Payne* for the PC, and included $20,632 resulting from the adoption of SAB 101. Publishing activities accounted for approximately 53.9% of net sales in fiscal 2001.

In fiscal 2001, software titles designed for PC platforms accounted for approximately 35.7% of publishing revenues as compared to 36.9% in the prior year. Software titles designed for video game console platforms accounted for 57.5% of publishing revenues as compared to 50.6% in the prior year. We expect that sales of video game console titles will continue to account for an increasing portion of our publishing revenues.

Distribution revenues increased by $29,080, or 16.3%, to $206,963 for fiscal 2001 from $177,883 for fiscal 2000. The increase was attributable to the continued rollout of Sony's PlayStation 2, and included $6,598 relating to the adoption of SAB 101. VLM Entertainment Group, which was acquired in November 2000, accounted for 14.5% of our distribution revenues in fiscal 2001. In fiscal 2001, distribution activities accounted for approximately 46.1% of net sales, with video game hardware and peripherals accounting for 20.1% of net sales.

International operations accounted for approximately $106,566, or 23.7%, of net sales in fiscal 2001 compared to $103,315, or 28.4%, in fiscal 2000. The percentage decrease was attributable to the growth in our North American operations. In recent periods, we placed increasing emphasis on expanding publishing activities in Europe, and we sold our Jack of All Games UK distribution subsidiary in July 2001.

Cost of Sales. Cost of sales increased by $70,286, or 29.8%, to $306,264 for fiscal 2001 from $235,978 for fiscal 2000. Cost of sales as a percentage of net sales increased to 68.2% for fiscal 2001 from 64.8% for fiscal 2000.

Product costs increased $66,345, or 30.5%, to $283,522 for fiscal 2001 from $217,177 for fiscal 2000, and increased as a percentage of net sales to 63.2% for fiscal 2001 from 59.6% for fiscal 2000. The increases reflect higher production costs associated with the development of next-generation software titles and the shift in publishing product mix to higher cost console titles from lower cost PC titles. The 2001 period includes a non-cash impairment charge of $3,397 relating to a reduction in the value of certain Internet assets. Product costs in fiscal 2001 included $18,335 related to the adoption of SAB 101.

Royalties increased $1,223, or 7.0%, to $18,573 for fiscal 2001 from $17,350 from the comparable period in the prior year. Royalties as a percentage of sales for fiscal 2001 decreased to 4.1% from 4.8% for the comparable period in 2000. The increase in absolute dollars was due to higher amortization and write-downs. The decrease in royalties as a percentage of net sales was due primarily to sales of internally developed products.

Software development costs increased $2,718, or 187.3%, to $4,169 for fiscal 2001 from $1,451 for fiscal 2000. Software development costs as a percentage of net sales increased to 0.9% in fiscal 2001 from 0.4% in fiscal 2000. The increases reflect higher amortization due to sales of internally developed titles and the 2001 write-down of $389 relating to impairment in the value of certain Internet assets.

Selling and Marketing. Selling and marketing expenses increased by $10,144, or 23.7%, to $52,998 for fiscal 2001 from $42,854 for fiscal 2000. The increase was primarily attributable to increased advertising activities relating to our new releases in 2001. Selling and marketing expenses as a percentage of net sales remained constant from year to year.

General and Administrative. General and administrative expenses increased by $8,458, or 23.2%, to $44,867 for fiscal 2001 from $36,409 for fiscal 2000. General and administrative expenses as a percentage of net sales remained constant from year to year at 10.0%. The increase in absolute dollars was attributable to increased salaries and rent necessary to support our expanded operations and increased bad debt expenses.

Research and Development. Research and development costs increased by $522, or 9.2%, to $6,190 for fiscal 2001 from $5,668 for fiscal 2000. Research and development costs as a percentage of net sales remained relatively constant from year to year.

Depreciation and Amortization. Depreciation and amortization expense increased by $3,961, or 45.6%, to $12,641 for fiscal 2001 from $8,680 for fiscal 2000. Depreciation and amortization expense as a percentage of net sales increased to 2.8% for fiscal 2001 from 2.4% for fiscal 2000. The increases were attributable to amortization of intangible assets as a result of business acquisitions offset by the impact of sales of businesses made in fiscal 2000 and fiscal 2001.

Income from Operations. Income from operations decreased by $7,468, or 22.4%, to $25,841 for fiscal 2001 from $33,309 for fiscal 2000 due to the changes referred to above.

Interest Expense, net. Interest expense increased by $2,441, or 40.2%, to $8,510 for fiscal 2001 from $6,069 for fiscal 2000. The increase was attributable to higher levels of borrowings during 2001. Interest expense as a percentage of net sales remained relatively constant from year to year.

Gain on Sale of Subsidiary. We sold Jack of All Games UK in July 2001 and recorded a gain on sale of $651. Fiscal 2000 includes a gain of $1,976 relating to the sale of Falcon Ventures, partly offset by a $286 loss relating to the sale of Toga Holdings.

(Gain) Loss on Internet Investments. We incurred non-cash impairment charges of $21,477 during fiscal 2001 relating to our Internet related investments to reflect other than temporary declines in the value of such investments.

Income Taxes. Income tax expense decreased by $4,744 for fiscal 2001 from fiscal 2000. The decrease was attributable to tax losses in fiscal 2001 compared to taxable income in fiscal 2000. We recorded an income tax benefit of $2,200 for fiscal 2001 compared to an income tax provision of $2,544 for fiscal 2000. The difference between the statutory and effective tax rate in 2001 and 2000 of (62.9%) and 28.4%, respectively, is the result of state and foreign tax rate differentials partially offset by non-deductible items, such as amortization of goodwill and intangible assets.

Extraordinary Loss on Early Extinguishment of Debt. We incurred an extraordinary charge of $1,948, net of taxes of $1,217, upon the early extinguishment of debt of $15,000 in July 2001.

Cumulative Effect of Change in Accounting Principle. In connection with our adoption of SAB 101, we recognized a cumulative effect of $5,337, net of taxes of $3,558.

Net Income (Loss). As a result of the foregoing, for fiscal 2001, we incurred a net loss of $8,580 as compared to net income of $6,417 for fiscal 2000.

Liquidity and Capital Resources

Our primary cash requirements have been and will continue to be to fund developing, manufacturing, publishing and distributing our products. We have historically satisfied our working capital requirements primarily through cash flow from operations, the issuance of equity securities and bank borrowings. At October 31, 2002, we had working capital of $197,453 as compared to working capital of $92,690 at October 31, 2001.

Our cash and cash equivalents increased $102,313 to $108,369 at October 31, 2002, from $6,056 at October 31, 2001. The increase is primarily attributable to $144,998 of cash provided by operating activities, partly offset by $18,084 used in investing activities and by $31,988 used in financing activities.

Net cash provided by operating activities for fiscal 2002 was $144,998 compared to $27,319 of cash provided for fiscal 2001 and $54,230 of cash used in operating activities for fiscal 2000. The increase in cash provided was primarily attributable to increased net income in 2002 and our focus on working capital management in both fiscal 2002 and 2001. The increase in cash provided from operations for fiscal 2002 was also attributable to increases in accounts payable and accrued expenses, partly offset by increased levels of inventories, prepaid expenses and accounts receivable. In fiscal 2000, we invested substantial funds in our next-generation entertainment software publishing subsidiaries and products. We believe that such investments will continue to be reflected in future cash flow from operations.

Net cash used in investing activities for fiscal 2002 was $18,084 as compared to net cash used in investing activities of $13,479 for fiscal 2001 and $12,906 in fiscal 2000. The increase in 2002 is primarily attributable to the acquisition of the *Max Payne* intangible assets and the Barking Dog development studio and increased expenditures for fixed assets. Net cash used in investing activities in 2001 related primarily to the purchase of fixed assets and to a lesser extent acquisitions. Net cash used in investing activities in 2000 related primarily to acquisitions.

Net cash used in financing activities for fiscal 2002 was $31,988, as compared to net cash used in financing activities of $11,790 for fiscal 2001 and net cash provided by financing activities of $70,535 for fiscal 2000. The increase in net cash used in financing activities for fiscal 2002 was primarily attributable to the absence of private placement proceeds this year and the repayment of indebtedness. Net cash used in fiscal 2001 related primarily to the repayment of indebtedness offset by proceeds from equity offerings and the exercise of stock options and warrants. Net cash provided by financing activities in fiscal 2000 was primarily due to proceeds from borrowings and equity offerings.

In December 1999, we entered into a credit agreement, as amended and restated in August 2002, with a group of lenders led by Bank of America, N.A., as agent. The agreement provides for borrowings of up to

(Dollars in thousands, except per share amounts)

$40,000 through the expiration of the line of credit on August 28, 2005. Generally, advances under the line of credit are based on a borrowing formula equal to 75% of eligible accounts receivable plus 35% of eligible inventory. Interest accrues on such advances at the bank's prime rate plus 0.25% to 1.25%, or at LIBOR plus 2.25% to 2.75% depending on our consolidated leverage ratio (as defined). We are required to pay a commitment fee to the bank equal to 0.5% of the unused loan balance. Borrowings under the line of credit are collateralized by our accounts receivable, inventory, equipment, general intangibles, securities and other personal property, including the capital stock of our domestic subsidiaries. Borrowings under the agreement are reduced by the amount of outstanding letters of credit, which were $5,546 at October 31, 2002. The loan agreement contains certain financial and other covenants, including the maintenance of consolidated net worth, consolidated leverage ratio and consolidated fixed charge coverage ratio. As of October 31, 2002, we were in compliance with such covenants. The loan agreement limits or prohibits us from declaring or paying cash dividends, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. We had no outstanding borrowings under the revolving line of credit as of October 31, 2002.

In February 2001, our United Kingdom subsidiary entered into a credit facility agreement, as amended in March 2002, with Lloyds TSB Bank plc ("Lloyds") under which Lloyds agreed to make available borrowings of up to approximately $20,500. Advances under the credit facility bear interest at the rate of 1.25% per annum over the bank's base rate, and are guaranteed by us. Borrowings under the agreement are reduced by the amount of outstanding guarantees, which were $235 at October 31, 2002. The facility expires on March 31, 2004. We had no outstanding borrowings under this facility as of October 31, 2002.

For fiscal 2002, 2001 and 2000, we received proceeds of $23,308, $22,931 and $6,921, respectively, relating to the exercise of stock options and warrants.

In July 2000, we entered into a subordinated loan agreement with Finova Mezzanine Capital under which we borrowed $15,000, evidenced by a five-year promissory note bearing interest at a rate of 12.5% per annum, payable monthly. In connection with the loan, we issued to Finova warrants to purchase 451,747 shares of common stock at an exercise price of $11.875 per share. We incurred an extraordinary charge of $1,948, net of taxes, upon the early repayment of this indebtedness in July 2001.

In November 2002, we acquired all of the outstanding capital stock of Angel Studios, Inc. for $28,500 in cash and 235,679 shares of restricted common stock (valued at $6,557).

Our accounts receivable, less an allowance for doubtful accounts, returns and price protection at October 31, 2002 was $108,441. Of such receivables, two retail customers, Wal-Mart and Best Buy, accounted for 13.7% and 10.0%, respectively, of the receivable balance at October 31, 2002. Most of our receivables are covered by insurance, with certain limits, in the event of a customer's bankruptcy or insolvency. Generally, we have been able to collect our receivables in the ordinary course of business. We do not hold any collateral to secure payment from customers. As a result, we are subject to credit risks, particularly in the event that any of the receivables represent a limited number of retailers or are concentrated in foreign markets. If we are unable to collect our accounts receivable as they become due and such accounts are not covered by insurance, we could be required to increase our allowance for doubtful accounts, which could adversely affect our liquidity and working capital position. We had accounts receivable days outstanding of 45 days for the three months ended October 31, 2002, as compared to 70 days for the three months ended October 31, 2001.

In September 2002, we relocated our principal executive offices to 622 Broadway, New York, New York. We estimate that we will incur approximately $4,000 in capital expenditures for renovations and leasehold improvements. In connection with signing a ten-year lease, we provided a standby letter of credit of $1,560, expiring December 31, 2003. As a result of the relocation, during fiscal 2002, we recorded expenses of $514 related to lease costs with regard to our former executive offices. In addition, we expect to spend approximately $2,000 in connection with the implementation of accounting software systems in our international operations. We have no other material commitments for capital expenditures.

We may continue to incur significant legal, accounting and other professional fees and expenses in connection with pending regulatory matters.

Based on our currently proposed operating plans and assumptions, we believe that projected cash flow from operations and available cash resources, including amounts available under our lines of credit, will be sufficient to satisfy our cash requirements for the reasonably foreseeable future.

Contractual Obligations and Contingent Liabilities and Commitments

Our offices and warehouse facilities are occupied under non-cancelable operating leases expiring at various times from January 2003 to October 2011. We also lease certain furniture, equipment and automobiles under non-cancelable leases expiring through July 2005. Our future minimum rental payments for the year ending October 31, 2003 are $6,318 and aggregate minimum rental payments through applicable lease expirations are.$33,789.

During fiscal 2002, we entered into distribution agreements under which we purchase various software games. These agreements, which expire between April 1, 2003 and September 30, 2004, require minimum guaranteed aggregate payments of $13,595 at October 31, 2002. These agreements are collateralized by standby letters of credit of $3,986 at October 31, 2002. Additionally, assuming performance by third-party developers, we have outstanding commitments under various software development agreements to pay developers an aggregate of $19,129 during fiscal 2003.

In connection with our acquisition of the publishing rights to the franchise of *Duke Nukem* PC and video games in December 2000, we are contingently obligated to pay $6,000 in cash upon delivery of the final version of *Duke Nukem Forever* for the PC. In addition, in connection with our acquisition of the *Max Payne* product franchise, we are contingently liable to make aggregate payments of up to $8,000 in cash upon the timely delivery of the final version of *Max Payne 2* for the PC and the achievement of certain sales targets for such product. The payables will be recorded when the contingencies are resolved.

Fluctuations in Operating Results and Seasonality

We have experienced fluctuations in quarterly operating results as a result of the timing of the introduction of new titles; variations in sales of titles developed for particular platforms; market acceptance of our titles; development and promotional expenses relating to the introduction of new titles, sequels or enhancements of existing titles; projected and actual changes in platforms; the timing and success of title introductions by our competitors; product returns; changes in pricing policies by us and our competitors; the accuracy of retailers' forecasts of consumer demand; the size and timing of acquisitions; the timing of orders from major customers; and order cancellations and delays in product shipment. Sales of our titles are also seasonal, with peak shipments typically occurring in the fourth calendar quarter (our fourth and first fiscal quarters) as a result of increased demand for titles during the holiday season. Quarterly comparisons of operating results are not necessarily indicative of future operating results.

International Operations

Sales in international markets, principally in the United Kingdom and other countries in Europe, have accounted for a significant portion of our net sales. For fiscal 2002 and 2001, sales in international markets accounted for approximately 20.1% and 23.7%, respectively, of our net sales. We are subject to risks inherent in foreign trade, including increased credit risks, tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, all of which can have a significant impact on our operating results.

Recently Issued Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objective of SFAS 143 is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. The retirement obligations included within the scope of this pronouncement are those that an entity cannot avoid as a result of either the acquisition, construction or normal operation of a long-lived asset. Components of larger systems also fall under this pronouncement, as well as tangible long-lived assets with indeterminable lives. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. We are currently evaluating the expected impact of the adoption of SFAS 143 on our financial condition, cash flows and results of operations. We will adopt the standard in the first quarter of fiscal 2003.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of SFAS 121 and to develop a single accounting model, based on the framework established in SFAS 121, for the long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We are currently evaluating the expected impact of the adoption of SFAS 144 on our financial condition and results of operations. We will adopt the standard in the first quarter of fiscal 2003.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement (in SFAS No. 4) that gains and losses from the extinguishments of debt be aggregated and classified as extraordinary items, net of the related income tax. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002, which for us would be November 1, 2002. Upon adoption, the $1,948 loss on extinguishment of debt that was previously classified as an extraordinary item will be reclassified to non-operating expenses. We do not expect that the rescission of SFAS No. 4 will have a material impact on our financial condition, cash flows or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the recognition of such costs when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We are currently evaluating the expected impact of the adoption of SFAS 146 on our financial condition, cash flows and results of operations.

Cautionary Statement and Risk Factors

Safe Harbor Statement under the Securities Litigation Reform Act of 1995: We make statements in this report that are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of management as

(Dollars in thousands, except per share amounts)

well as assumptions made by and information currently available to them. The words "expect," "anticipate," "believe," "may," "estimate," "intend" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve risks, uncertainties and assumptions including, but not limited to, the following which could cause our actual results, performance or achievements to be materially different from results, performance or achievements, expressed or implied by such forward-looking statements:

The market for interactive entertainment software titles is characterized by short product life cycles. The interactive entertainment software market is characterized by short product life cycles and frequent introduction of new products. New products introduced by us may not achieve significant market acceptance or achieve sufficient sales to permit us to recover development, manufacturing and associated costs. Historically, few interactive entertainment software products have achieved sustained market acceptance. Even the most successful titles remain popular for only limited periods of time, often less than six months. The life cycle of a game generally consists of a relatively high level of sales during the first few months after introduction followed by a decline in sales. Because revenues associated with the initial shipments of a new product generally constitute a high percentage of the total revenues associated with the life of a product, any delay in the introduction of one or more new products could harm our operating results. Additionally, because we introduce a relatively limited number of new products in a given period, the failure of one or more of our products to achieve market acceptance could result in losses.

A significant portion of our revenues is derived from a limited number of titles. Our ten best selling titles accounted for approximately 59.9% of our revenues for the year ended October 31, 2002, with *Grand Theft Auto 3* for PlayStation 2 accounting for 30.0% of our revenues, *Grand Theft Auto: Vice City* for PlayStation 2 accounting for 7.6% of our revenues and *Max Payne* for PlayStation 2 accounting for 6.7% of our revenues. Our ten best selling titles accounted for approximately 31.4% of our revenues for the year ended October 31, 2001. For this period, *Grand Theft Auto 3* for PlayStation 2 accounted for 7.4% of our revenues; *Midnight Club* for PlayStation 2 accounted for 4.2% of our revenues; *Smuggler's Run* for PlayStation 2 accounted for 3.0% of our revenues; and *Max Payne* for PC accounted for 5.2% of our revenues, with each of the next three titles accounting for between 1.9% and 3.0% of our revenues. Our ten best selling titles accounted for 16.4% of our revenues for the year ended October 31, 2000. Each of *Grand Theft Auto, Midnight Club* and the *Smuggler's Run* titles accounted for approximately 3.0% of our revenues for the year ended October 31, 2000, with each of the next four titles accounting for between 1.2% and 2.3% of our revenues. Our future titles may not be commercially viable. If we fail to continue to develop and sell new, commercially successful titles, our revenues and profits may decrease substantially and we may incur losses.

Our quarterly operating results may vary significantly, which could cause our stock price to decline. We have experienced and may continue to experience wide fluctuations in quarterly operating results. The interactive entertainment industry is highly seasonal, with sales typically higher during the fourth and first calendar quarters, due primarily to the increased demand for games during and immediately following the holiday buying season. Our failure or inability to introduce products on a timely basis to meet seasonal fluctuations in demand will harm our business and operating results. These fluctuations could also cause our stock price to decline. Other factors that cause fluctuations include:

- delays in the introduction of new titles;
- the size and timing of product and corporate acquisitions;
- variations in sales of titles designed to operate on particular platforms;
- development and promotional expenses relating to the introduction of new titles;
- sequels or enhancements of existing titles;
- availability of hardware platforms;
- the timing and success of title introductions by our competitors;
- product returns;
- the accuracy of retailers' forecasts of consumer demand; and
- the timing of orders from major customers.

Our expense levels are based, in part, on our expectations regarding future sales and therefore our operating results would be harmed by a decrease in sales or a failure to meet our sales expectations. The uncertainties associated with interactive entertainment software development, lengthy manufacturing lead times, production delays and the approval process for products by hardware manufacturers and other licensors make it difficult to predict the quarter in which our products will ship and therefore may cause us to fail to meet financial expectations. In future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could significantly decline.

The interactive entertainment software industry is cyclical, and we may fail to anticipate changing consumer preferences. Our business is subject to all of the risks generally associated with the interactive entertainment software industry, which has been cyclical in nature and has been characterized by periods of significant growth followed by rapid declines. Our future operating results will depend on numerous factors beyond our control, including:

- the popularity, price and timing of new software and hardware platforms being released and distributed by us and our competitors;
- international, national and regional economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;
- changes in consumer demographics;

- the availability of other forms of entertainment; and
- critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

In order to plan for acquisition and promotional activities we must anticipate and respond to rapid changes in consumer tastes and preferences. A decline in the popularity of interactive entertainment software or particular platforms could cause sales of our titles to decline dramatically. The period of time necessary to develop new game titles, obtain approvals of manufacturers and produce CD-ROMs or game cartridges is unpredictable. During this period, consumer appeal of a particular title may decrease, causing sales to decline.

Rapidly changing technology and platform shifts could hurt our operating results. The interactive entertainment industry in general is associated with rapidly changing technology, which often leads to software and platform obsolescence and significant price erosion over the life of a product. The introduction of new platforms and technologies can render existing software titles obsolete or unmarketable. As more advanced platforms achieve market acceptance, consumer demand for software for older platforms declines. Obsolescence of software or platforms could leave us with increased inventories of unsold titles and limited amounts of new titles to sell to consumers, which would have a material adverse effect on our operating results.

We are devoting development resources primarily on products designed for Sony's PlayStation 2 and Microsoft's Xbox. If consumer demand for these platforms declines as a result of the next hardware transition cycle, we may experience lower than expected sales or losses from products designed for these platforms.

A number of software publishers who compete with us have developed or are currently developing software for use by consumers over the Internet. Future increases in the availability of such software or technological advances in such software or the Internet could result in a decline in platform-based software and impact our sales. Direct sales of software by major manufacturers over the Internet would materially adversely affect our distribution business.

Our business is dependent on licensing and publishing arrangements with third parties. Our success depends on our ability to identify and develop new titles on a timely basis. We have entered into agreements with third parties to acquire the rights to publish and distribute interactive entertainment software. These agreements typically require us to make advance payments, pay royalties and satisfy other conditions. Our advance payments may not be sufficient to permit developers to develop new software successfully. In addition, software development costs, promotion and marketing expenses and royalties payable to software developers have increased significantly in recent years and reduce the potential profits derived from sales of our software. Future sales of our titles may not be sufficient to recover advances to software developers, and we may not have adequate financial and other resources to satisfy our contractual commitments. If we fail to satisfy our obligations under these license agreements, the agreements may be terminated or modified in ways that may be burdensome to us.

Returns of our published titles and markdown allowances may adversely affect our operating results. We are exposed to the risk of product returns and markdown allowances with respect to our customers. Our distribution arrangements with customers generally do not give them the right to return titles to us or to cancel firm orders; however, at our discretion, we may accept product returns for stock balancing or defective products. In addition, we sometimes negotiate accommodations to customers, including price discounts, credits and product returns, when demand for specific products falls below expectations. We generally accept returns and grant price protection in connection with our publishing arrangements. We establish a reserve for future returns and markdown allowances for published titles based primarily on these return policies and historical return rates, and we report our revenues net of returns. If return rates and markdown allowances for our published titles significantly exceed our reserves, our revenues will decline and we could incur losses.

The interactive entertainment software industry is highly competitive. We compete for both licenses to properties and the sale of interactive entertainment software with Sony, Microsoft and Nintendo, each of which is a large developer and marketer of software for its own platforms. Each of these competitors has the financial resources to withstand significant price competition and to implement extensive advertising campaigns, particularly for prime-time television spots. These companies may also increase their own software development efforts or focus on developing software products for third-party platforms. We also compete with domestic and international companies, large software companies and media companies. Some of our competitors have greater financial, technical, personnel and other resources than we do, and are able to carry larger inventories, adopt more aggressive pricing policies and make higher offers to licensors and developers for commercially desirable properties than we can. Our titles also compete with other forms of entertainment such as motion pictures, television and audio and video products featuring similar themes, online computer programs and forms of entertainment which may be less expensive or provide other advantages to consumers.

Our distribution business also operates in a highly competitive environment. The intense competition that characterizes our industry is based primarily on breadth, availability and quality of product lines; price; terms and conditions of sale; credit terms and availability; speed and accuracy of delivery; and effectiveness of sales and marketing programs. Our competitors include regional, national and international distributors, as well as hardware manufacturers and software publishers. We may lose market share or be forced in the future to reduce our prices in response to the actions of our competitors, and thereby experience a reduction in our gross margins.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our titles. Retailers have limited shelf space and promotional resources, and competition is intense among an increasing number of newly introduced interactive entertainment software titles for adequate levels of shelf space and promotional support. Competition for retail shelf space is expected to increase, which may require us to increase our marketing expenditures just to maintain current levels of sales of our titles. Competitors with more extensive lines and popular titles frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve the levels of promotional support and shelf space that such competitors receive.

Rating systems for interactive entertainment software, potential legislation and consumer opposition could inhibit sales of our products. Trade organizations within the video game industry require interactive entertainment software publishers to provide consumers with information relating to graphic violence, profanity or sexually explicit material contained in software titles. Certain countries have also established similar rating systems as prerequisites for sales of interactive entertainment software in such countries. In some instances, we may be required to modify our products to comply with the requirements of such governmental entities, which could delay the release of those products in such countries. We believe that we comply with such rating systems and properly display the ratings received for our titles.

Historically, our software titles received a rating of "E" (age 6 and older) or "T" (age 13 and over), although many of our new titles (including *Grand Theft Auto 3, Grand Theft Auto: Vice City, Max Payne* and *State of Emergency*) have received a rating of "M" (age 17 and over). Certain retailers may decline to sell interactive entertainment software containing graphic violence or sexually explicit material, which may limit the potential market for our "M" rated products.

Several proposals have been made for federal legislation to regulate the interactive entertainment software, motion picture and recording industries, including a proposal to adopt a common rating system for interactive entertainment software, television and music containing violence and sexually explicit material, and the Federal Trade Commission has adopted rules with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence and sexually explicit material by pressing for legislation in these areas and by engaging in public demonstrations and media campaigns. If any groups were to target our "M" rated titles, we might be required to significantly change or discontinue a particular title, which in the case of our best selling titles could hurt our business.

We cannot publish our console titles without the approval of hardware manufacturers. We are required to obtain a license to develop and publish titles for each hardware platform for which we develop and publish titles. Our existing hardware console platform licenses require that we obtain approval for the publication of new titles on a title-by-title basis. As a result, the number of titles we are able to publish for these hardware platforms, along with our ability to time the release of these titles and, accordingly, our revenues from titles for these hardware platforms, may be limited. If any manufacturer chooses not to renew or extend our license agreement at the end of its current term, or if the manufacturer were to terminate our license for any reason, we would be unable to publish additional titles for that manufacturer's hardware platform.

License agreements relating to these rights generally extend for a term of three years. The agreements are terminable upon the occurrence of a number of factors, including: (1) breach of the agreement by us; (2) our bankruptcy or insolvency; or (3) our entry into a relationship with, or acquisition by, a competitor of the manufacturer. We cannot assure you that we will be able to obtain new or maintain existing licenses on acceptable terms, or at all.

We are dependent upon a license agreement with Sony to publish titles for PlayStation 2. The term of the license agreement expires in March 2003 and is automatically extended, unless terminated by one of the parties, for additional successive one-year terms. Termination of such agreement would seriously hurt our business.

Sony and Nintendo are the sole manufacturers of the titles we publish under license from them. Games for the Xbox must be manufactured by pre-approved manufacturers. Each platform license provides that the manufacturer may raise prices for the titles at any time and grants the manufacturer substantial control over the release of new titles. Each of these manufacturers also publishes software for its own platforms and manufactures titles for all of its other licensees and may choose to give priority to its own titles or those of other publishers if it has insufficient manufacturing capacity or if there is increased demand.

In addition, these manufacturers may not have sufficient production capacity to satisfy our scheduling requirements during any period of sustained demand. If manufacturers do not supply us with finished titles on favorable terms without delays, our operations would be materially interrupted, and we would be unable to obtain sufficient amounts of our product to sell to our customers. If we cannot obtain sufficient product amounts, our revenues will decline and we could incur losses.

We may not be able to protect our proprietary rights or avoid claims that we infringe on the proprietary rights of others. We develop proprietary software and have obtained the rights to publish and distribute software developed by third parties. We attempt to protect our software and production techniques under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Interactive entertainment software is susceptible to unauthorized copying. Unauthorized third parties may be able to copy or to reverse engineer our software to obtain and use programming or production techniques that we regard as proprietary.

As the amount of interactive entertainment software titles in the market increases and the functionality of this software further overlaps, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes the copyrights or patents of others. From time to time, we receive notices from third parties alleging infringement of their proprietary rights. Although we believe that our software and technologies and the software and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others has or may occur. Any claims of infringement, with or without merit, could be time-consuming, costly and difficult to defend. Intellectual property litigation or claims could require us to discontinue the distribution of products, obtain a license or redesign our products, which could result in additional costs and delays.

We are dependent on third-party software developers to complete certain of our titles. We rely on third-party software developers for the development of certain of our titles. Quality third-party developers are continually in high demand. Software developers who have developed titles for us in the past may not be available to develop software for us in the future. Due to the limited number of third-party software developers and the limited control that we exercise over them, these developers may not be able to complete titles for us on a timely basis or within acceptable quality standards, if at all.

We depend on third-party software developers and our internal development studios to develop new interactive entertainment software within anticipated release schedules and cost projections. In addition, the development cycle for new titles is long, typically ranging from twelve to twenty-four months. After development of a product, it may take between six to twelve additional months to develop the product for other hardware platforms. If developers experience financial difficulties, additional costs or unanticipated development delays, we will not be able to release titles according to our schedule.

Our software is susceptible to errors, which can harm our financial results and reputation. The technological advancements of new hardware platforms allow more complex software products. As software products become more complex, the risk of undetected errors in products when first introduced increases. If, despite testing, errors are found in new products or releases after shipments have been made, we could experience a loss of or delay in timely market acceptance, product returns, loss of revenues and damage to our reputation.

Gross margins relating to our distribution business have been historically narrow which increases the impact of variations in costs on our operating results. As a result of intense price competition in the console hardware and software distribution industry, our gross margins in our distribution business have historically been narrow and we expect them to continue to be narrow in the future. We receive purchase discounts from suppliers based on various factors, including volume purchases. These purchase discounts directly affect our gross margins. It may become more difficult for us to achieve the percentage growth in sales required to continue to receive volume purchase discounts.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of our selling and general and administrative expense is comprised of personnel and facilities. In the event of a significant decline in revenues, we may not be able to exit facilities, reduce personnel, or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Our distribution business is dependent on suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis. Our ability to obtain particular products in required quantities and to fulfill customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with suppliers. In certain product categories, limited price protection or return rights offered by manufacturers may have a bearing on the amount of product we may be willing to purchase. The console hardware industry experiences significant product supply shortages from time to time due to the inability of certain manufacturers to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term hardware inventory shortages. In addition, manufacturers who currently distribute their products through us may decide to distribute, or to substantially increase their existing distribution, through other distributors, or directly to retailers.

We are subject to the risk that our inventory values may decline and protective terms under supplier arrangements may not adequately cover the decline in values. The interactive entertainment software and hardware industry is subject to rapid technological change, new and enhanced generations of products, and evolving industry standards. These changes may cause inventory to decline substantially in value or to become obsolete. We are also exposed to inventory risk to the extent that supplier price protections are not available on all products or quantities and are subject to time restrictions. In addition, suppliers may become insolvent and unable to fulfill price protection obligations.

A limited number of customers may account for a significant portion of our sales. Sales to our five largest customers accounted for approximately 31.4% of our revenues for the year ended October 31, 2002, 21.0% of our revenues for the year ended October 31, 2001, and 22.7% of our revenues for the year ended October 31, 2000. Our sales are made primarily pursuant to

(Dollars in thousands, except per share amounts)

purchase orders without long-term agreements or other commitments. Our customers may terminate their relationship with us at any time. The loss of our relationships with principal customers or a decline in sales to principal customers could harm our operating results. Bankruptcies or consolidations of certain large retail customers could also hurt our business.

We are subject to credit and collection risks. Our sales are typically made on credit, with terms that vary depending upon the customer and the demand for the particular title being sold. We do not hold any collateral to secure payment by our customers. As a result, we are subject to credit risks, particularly in the event that any of our receivables represent sales to a limited number of retailers or are concentrated in foreign markets. If we are unable to collect on accounts receivable as they become due and such accounts are not covered by insurance, it could adversely affect our financial condition.

We are subject to risks and uncertainties of international trade. Sales in international markets, primarily in the United Kingdom and other countries in Europe and the Pacific Rim, have accounted for a significant portion of our revenues. Sales in international markets accounted for approximately 20.1% of our revenues for the year ended October 31, 2002, 23.7% of our revenues for the year ended October 31, 2001 and 28.4% of our revenues for the year ended October 31, 2000. We are subject to risks inherent in foreign trade, including increased credit risks; tariffs and duties; fluctuations in foreign currency exchange rates; shipping delays; and international political, regulatory and economic developments, all of which can have a significant impact on our operating results. All of our international sales are made in local currencies.

We depend on skilled personnel. Our success depends on our ability to identify, hire and retain qualified management, creative, development, financial, marketing, sales and technical personnel. If we are unable to continue to attract and retain skilled personnel, our business and prospects would be negatively affected.

The market price for our common stock may be highly volatile. The market price of our common stock has been and may continue to be highly volatile. Factors such as our operating results, announcements by us or our competitors and various factors affecting the interactive entertainment software industry may have a significant impact on the market price of our common stock.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risks in the ordinary course of our business, primarily risks associated with interest rate and foreign currency fluctuations and possible impairment of the carrying values of our investments.

Historically, fluctuations in interest rates have not had a significant impact on our operating results. At October 31, 2002, we had no outstanding variable rate indebtedness.

We transact business in foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. Accounts relating to foreign operations are translated into United States dollars using prevailing exchange rates at the relevant fiscal quarter or year end. Translation adjustments are included as a separate component of stockholders' equity. For the year ended October 31, 2002, our foreign currency translation adjustment gain was $5,553. Foreign exchange transaction gain for the year ended October 31, 2002 was $840. A hypothetical 10% change in applicable currency exchange rates at October 31, 2002 would result in a material translation adjustment.

In addition, we may be exposed to risk of loss associated with fluctuations in the value of our investments. Our investments are stated at fair value, with net unrealized appreciation and loss included as a separate component of stockholders' equity. We regularly review the carrying values of our investments to identify and record impairment losses when events or circumstances indicate that such investments may be permanently impaired.

At October 31, 2002, we held 6,869,407 shares of common stock of Gameplay.com plc with a fair value of approximately $97 and that is classified as a non-current asset. We recorded an unrealized loss of $14, net of taxes of $9, as a separate component of accumulated other comprehensive income (loss) in stockholders' equity. For the year ended October 31, 2001, we recorded a loss of $19,171 to reflect the other than temporary impairment of our investments relating to Gameplay.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	October 31, 2002	October 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	**$108,369**	$ 6,056
Accounts receivable, net of provision for doubtful accounts and sales allowances of $27,941 and $26,106 at October 31, 2002 and 2001, respectively	**108,441**	94,950
Inventories	**74,391**	61,937
Prepaid royalties	**13,723**	21,892
Prepaid expenses and other current assets	**19,569**	14,008
Investments	**—**	6,241
Deferred tax asset	**5,392**	22,251
Total current assets	**329,885**	227,335
Fixed assets, net	**15,319**	11,033
Prepaid royalties	**12,203**	11,097
Capitalized software development costs, net	**10,385**	9,739
Investments	**97**	75
Goodwill, net	**61,529**	56,033
Intangibles, net	**55,293**	34,337
Deferred tax asset	**7,983**	7,946
Other assets, net	**266**	1,917
Total assets	**$492,960**	$359,512
LIABILITIES and STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 79,660**	$ 60,223
Accrued expenses and other current liabilities	**51,074**	20,250
Income taxes payable	**1,603**	—
Lines of credit, current portion	**—**	54,073
Current portion of capital lease obligation	**95**	99
Total current liabilities	**132,432**	134,645
Capital lease obligation, net of current portion	**201**	291
Deferred tax liability	**3,885**	4,515
Total liabilities	**136,518**	139,451
Stockholders' equity		
Common stock, par value $.01 per share; 50,000,000 shares authorized; 40,361,739 and 36,640,972 shares issued and outstanding at October 31, 2002 and 2001, respectively	**404**	366
Additional paid-in capital	**273,502**	213,908
Deferred compensation	**(227)**	—
Retained earnings	**87,804**	16,239
Accumulated other comprehensive loss	**(5,041)**	(10,452)
Total stockholders' equity	**356,442**	220,061
Total liabilities and stockholders' equity	**$492,960**	$359,512

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended October 31,		
	2002	2001	2000
Net sales	**$793,976**	$448,801	$364,001
Cost of sales			
Product costs	**409,044**	283,522	217,177
Royalties	**80,774**	18,573	17,350
Software development costs	**8,124**	4,169	1,451
Total cost of sales	**497,942**	306,264	235,978
Gross profit	**296,034**	142,537	128,023
Operating expenses			
Selling and marketing	**77,990**	52,998	42,854
General and administrative	**71,544**	44,867	36,409
Research and development	**11,524**	6,190	5,668
Depreciation and amortization	**12,261**	12,641	8,680
Abandoned offering costs	**—**	—	1,103
Total operating expenses	**173,319**	116,696	94,714
Income from operations	**122,715**	25,841	33,309
Interest expense, net	**480**	8,510	6,069
Gain on sale of subsidiary	**—**	(651)	(1,690)
(Gain) loss on Internet investments	**(181)**	21,477	—
Class action settlement costs	**1,468**	—	—
Equity in loss of affiliate	**—**	—	19,969
Total non-operating expenses	**1,767**	29,336	24,348
Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	**120,948**	(3,495)	8,961
Provision (benefit) for income taxes	**49,383**	(2,200)	2,544
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	**71,565**	(1,295)	6,417
Extraordinary loss on early extinguishment of debt, net of taxes of $1,217	**—**	1,948	—
Cumulative effect of change in accounting principle, net of taxes of $3,558	**—**	5,337	—
Net income (loss)	**$ 71,565**	$ (8,580)	$ 6,417
Per share data:			
Basic:			
Weighted average common shares outstanding	**38,030**	33,961	27,307
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle per share	**$ 1.88**	$ (0.04)	$ 0.23
Extraordinary loss per share	**—**	(0.06)	—
Cumulative effect of change in accounting principle per share	**—**	(0.16)	—
Net income (loss) per share—Basic	**$ 1.88**	$ (0.25)	$ 0.23
Diluted:			
Weighted average common shares outstanding	**39,570**	33,961	28,330
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle per share	**$ 1.81**	$ (0.04)	$ 0.23
Extraordinary loss per share	**—**	(0.06)	—
Cumulative effect of change in accounting principle per share	**—**	(0.16)	—
Net income (loss) per share—Diluted	**$ 1.81**	$ (0.25)	$ 0.23

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended October 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	**$ 71,565**	$ (8,580)	$ 6,417
Adjustment to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**12,261**	12,641	8,680
Loss on disposal of fixed assets	**126**	219	239
Gain on sale of subsidiary	—	(651)	(1,690)
(Gain) loss on Internet investments	**(181)**	21,477	—
Impairment charge on Internet assets	—	4,187	—
Stock received in consideration of license revenues	—	—	(1,710)
Equity in loss of affiliate	—	—	19,969
Extraordinary loss on early extinguishment of debt, net of taxes	—	1,948	—
Provision (benefit) for deferred taxes	**6,702**	(8,307)	(1,301)
Provision for doubtful accounts and sales allowances	**1,835**	14,491	3,722
Amortization and write-off of intellectual property	**4,069**	399	—
Write-off of prepaid royalties and capitalized software	**14,613**	1,324	501
Amortization of deferred financing costs	**762**	769	396
Tax benefit from exercise of stock options	**10,700**	—	—
Issuance of compensatory stock and stock options	**3,052**	5	98
Other	**(840)**	108	9
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in accounts receivable	**(11,556)**	7,325	(6,467)
Increase in inventories	**(12,852)**	(4,034)	(12,507)
Increase in prepaid royalties	**(6,823)**	(9,254)	(17,415)
Increase in prepaid expenses and other current assets	**(3,034)**	(4,509)	(4,009)
Increase in capitalized software development costs	**(895)**	(3,059)	(7,386)
Decrease (increase) in other non-current assets	**257**	(455)	(1,428)
Increase (decrease) in accounts payable	**23,019**	1,511	(28,680)
Increase (decrease) in accrued expenses and other current liabilities	**30,615**	(236)	(11,668)
Increase in income taxes payable	**1,603**	—	—
Net cash provided by (used in) operating activities	**144,998**	27,319	(54,230)
Cash flows from investing activities:			
Purchase of fixed assets	**(10,466)**	(8,568)	(2,881)
Sale (purchase) of investments	**6,170**	—	(4,122)
Acquisitions, net of cash acquired	**(3,788)**	(1,769)	(4,294)
Acquisition of intangible assets	**(10,000)**	(3,105)	—
Proceeds from disposal of business	—	215	—
Additional cash paid for prior acquisition	—	(252)	(1,609)
Net cash used in investing activities	**(18,084)**	(13,479)	(12,906)

Continued

CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*

(In thousands)

	Years Ended October 31, 2002	2001	2000
Cash flows from financing activities:			
Proceeds from private placements	**$ —**	$ 20,892	$ 21,285
Net (repayments) borrowings under lines of credit	**(54,284)**	(40,545)	28,557
(Repayment) proceeds from loan payable	**—**	(15,000)	15,000
Repayment of note payable	**—**	—	(89)
Deferred financing costs	**(918)**	—	(1,029)
Proceeds from exercise of stock options and warrants	**23,308**	22,931	6,921
Repayment of capital lease obligation	**(94)**	(68)	(110)
Net cash (used in) provided by financing activities	**(31,988)**	(11,790)	70,535
Effect of foreign exchange rates	**7,387**	(1,239)	(8,528)
Net increase (decrease) in cash for the period	**102,313**	811	(5,129)
Cash and cash equivalents, beginning of the period	**6,056**	5,245	10,374
Cash and cash equivalents, end of the period	**$108,369**	$ 6,056	$ 5,245
Supplemental disclosure of non-cash investing activities:			
Issuance of common stock in connection with acquisitions	**$ 22,344**	$ 13,981	$ 55,261
Equipment acquired under capital lease	**$ —**	$ 21	$ 140
Supplemental information on intangibles and businesses acquired:			
Fair value of assets acquired			
Cash	**$ 37**	$ 331	$ 164
Current assets	**36**	10,417	241
Non-current assets	**67**	770	138
Investment (including prepaid purchase price for Neo)	**—**	—	48,385
Intangible assets	**30,849**	18,253	13,238
Goodwill	**5,496**	24,181	9,672
Less, liabilities assumed			
Current liabilities	**(210)**	(25,809)	(3,171)
Stock, warrants and other consideration	**(22,344)**	(25,877)	(54,816)
Options issued	**—**	—	(1,750)
Disposal adjustment		—	(3,279)
Direct transaction costs	**(106)**	(166)	(400)
Investment interest and purchase option	**—**	—	(3,964)
Cash paid	**13,825**	2,100	4,458
Less cash acquired	**(37)**	(331)	(164)
Net cash paid	**$ 13,788**	$ 1,769	$ 4,294
Supplemental information on businesses disposed:			
Current assets	**$ —**	$ (318)	$ (457)
Non-current assets	**—**	—	(553)
Current liabilities	**—**	754	235
Net liabilities (assets) disposed	**—**	436	(775)
Consideration received for businesses disposed:			
Stock	**—**	—	2,751
Cash	**—**	215	—
Gain on sale	**$ —**	$ (651)	$ (1,976)
Cash paid during the year for interest	**$ 1,513**	$ 8,284	$ 5,944
Cash paid during the year for taxes	**$ 30,045**	$ 9,973	$ 4,030

The supplemental information on business acquired and disposed for the year ended October 31, 2000 are net of the Toga acquisition and disposal (See Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended October 31, 2000, 2001 and 2002

(In thousands)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount					
Balance, November 1, 1999	23,086	$ 231	$ 67,345	$ (48)	$ 18,402	$ (827)	$ 85,103
Foreign currency translation adjustment	—	—	—	—	—	(9,014)	(9,014)
Net unrealized income on investments, net of taxes of $1,736	—	—	—	—	—	(2,831)	(2,831)
Net loss	—	—	—	—	6,417	—	6,417
Comprehensive (loss)							(5,428)
Proceeds from exercise of stock options and warrants	1,373	13	6,963	—	—	—	6,976
Amortization of deferred compensation	—	—	—	43	—	—	43
Issuance of common stock in connection with acquisitions	4,222	43	55,218	—	—	—	55,261
Issuance of common stock in connection with private placements, net of issuance costs	2,422	24	21,261	—	—	—	21,285
Issuance of warrant in connection with a debt financing	—	—	2,927	—	—	—	2,927
Issuance of common stock in lieu of repayment of debt assumed from Pixel	168	2	2,528	—	—	—	2,530
Retirement of common stock	(98)	(1)	(1,249)	—	—	—	(1,250)
Tax benefit in connection with the exercise of stock options	—	—	2,745	—	—	—	2,745
Balance, October 31, 2000	31,173	312	157,738	(5)	24,819	(12,672)	170,192
Foreign currency translation adjustment	—	—	—	—	—	(767)	(767)
Net unrealized income on investments, net of taxes of $1,832	—	—	—	—	—	2,987	2,987
Net loss	—	—	—	—	(8,580)	—	(8,580)
Comprehensive (loss)							(6,360)
Proceeds from exercise of stock options and warrants	3,266	32	22,582	—	—	—	22,614
Amortization of deferred compensation	—	—	—	5	—	—	5
Issuance of common stock in connection with acquisitions	1,466	14	13,967	—	—	—	13,981
Issuance of common stock in connection with private placements, net of issuance costs	1,300	13	20,879	—	—	—	20,892
Retirement of common stock	(564)	(5)	(7,305)	—	—	—	(7,310)
Tax benefit in connection with the exercise of stock options	—	—	6,047	—	—	—	6,047
Balance, October 31, 2001	36,641	366	213,908	—	16,239	(10,452)	220,061
Foreign currency translation adjustment	—	—	—	—	—	5,553	5,553
Net unrealized income on investments, net of taxes of $87	—	—	—	—	—	(142)	(142)
Net income	—	—	—	—	71,565	—	71,565
Comprehensive income							76,976
Proceeds from exercise of stock options and warrants	2,434	25	23,283	—	—	—	23,308
Amortization of deferred compensation	—	—	—	682	—	—	682
Deferred compensation in connection with restricted stock issued	50	1	908	(909)	—	—	—
Issuance of common stock in connection with acquisitions	1,212	12	22,332	—	—	—	22,344
Issuance of compensatory stock and stock options	25	—	2,371	—	—	—	2,371
Tax benefit in connection with the exercise of stock options	—	—	10,700	—	—	—	10,700
Balance, October 31, 2002	**40,362**	**$404**	**$273,502**	**$(227)**	**$87,804**	**$(5,041)**	**$356,442**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

1. DESCRIPTION OF THE BUSINESS

Take-Two Interactive Software, Inc. (the "Company") was incorporated in the State of Delaware in September 1993. The Company develops interactive software games designed for PCs and video game console platforms and publishes games developed internally and by third parties. The Company also distributes games for video game consoles published by third parties, as well as hardware and accessories manufactured by third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in the financial statements of the prior years have been reclassified to conform to the current year presentation for comparative purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of prepaid royalties, capitalized software development costs and other intangibles, inventories, realization of deferred income taxes and the adequacy of allowances for returns, price protection and doubtful accounts. Actual amounts could differ significantly from these estimates.

Concentration of Credit Risk

A significant portion of the Company's cash balance is maintained with several major financial institutions. While the Company attempts to limit credit exposure with any single institution, there are times that balances will exceed insurable amounts.

If the financial condition and operations of the Company's customers deteriorate, the risk of collection could increase substantially. As of October 31, 2002 and 2001, the receivable balances from the Company's five largest customers amounted to approximately 42.4% and 40.4% of the Company's net receivable balance, respectively, with two customers representing 13.7% and 10.0% at October 31, 2002 and two customers representing 11.6% and 10.3% at October 31, 2001. For the years ended October 31, 2002, 2001, and 2000, the Company's five largest customers accounted for 31.4%, 21.0%, and 22.7% of net sales, respectively. Except for the largest customers noted above, all receivable balances from the remaining individual customers were less than 10% of the Company's net receivable balance. The Company maintains insurance, to the extent available, on the receivable balances, with certain limits, in the event of a customer's bankruptcy or insolvency.

Revenue Recognition

Publishing revenue is derived from the sale of internally developed interactive software titles or from the sale of titles licensed from a third-party developer. Publishing revenue amounted to $568,089, $241,838 and $186,118 in 2002, 2001 and 2000, respectively.

Distribution revenue is derived from the sale of third-party interactive software titles, hardware and accessories. Distribution revenue amounted to $225,887, $206,963 and $177,883 for 2002, 2001 and 2000, respectively.

The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2 Software Revenue Recognition With Respect to Certain Transactions." SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 98-9 deals with the determination of vendor specific objective evidence of fair value in multiple element arrangements, such as maintenance agreements sold in conjunction with software packages. The Company's transactions generally include only one element, the interactive software game. The Company recognizes revenue when the price is fixed and determinable, there is persuasive evidence of an arrangement, the fulfillment of its obligations under any such arrangement and determination that collection is probable. Accordingly, revenue is recognized when title and all risks of loss are transferred to the customer, which is generally upon receipt. The Company's payment arrangements with its customers provide primarily 60 day terms and to a limited extent with certain customers 30 or 90 day terms.

The Company's distribution arrangements with customers generally do not give customers the right to return products; however, the Company at its discretion may accept product returns for stock balancing or defective products. In addition, the Company sometimes negotiates accommodations to customers, including price discounts, credits and product returns, when demand for specific products falls below expectations. The Company generally accepts returns and grants price protection in connection with its publishing arrangements. The Company establishes a reserve for future returns and other allowances based primarily on its return policies, price protection and historical return rates. The Company may not have a reliable basis to estimate returns and allowances for certain customers or it may be unable to determine that collection of the receivable is probable. In such circumstances, the Company defers the revenues at the time of the sale and recognizes them when collection of the related receivable becomes probable or cash is received.

Effective November 1, 2000, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Consistent with the guidelines provided in SAB 101, the Company changed its revenue recognition policy to recognize revenue as noted above. Prior to the adoption of SAB 101, the Company recognized revenue upon shipment.

As a result of adopting SAB 101, net sales and cost of sales of approximately $27.2 million and $18.3 million, respectively, which were originally recognized in the year ended October 31, 2000 were also recognized in the year ended October 31, 2001. The cumulative effect of the application of the revenue recognition policies set forth in SAB 101 for the year ended October 31, 2001 was approximately $5.3 million, net of tax benefit of approximately $3.6 million, or $0.16 per share. Had the Company adopted SAB 101 as of the beginning of fiscal 2000, the unaudited pro forma net sales, net income and diluted earnings per share for the year ended October 31, 2000 would have been approximately $345 million, $4.6 million and $0.16, respectively.

Advertising

The Company expenses advertising costs as incurred. The Company shares portions of certain customers' advertising expenses through co-op advertising arrangements. Co-op advertising allowances provided to customers are recognized at the time the revenue is recognized. Advertising expense for the years ended October 31, 2002, 2001, and 2000 amounted to $39,909, $22,983 and $16,769, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Inventory

Inventories are stated at the lower of average cost or market. The Company periodically evaluates the carrying value of its inventories and makes adjustments as necessary. Reserves for product returns are included in the inventory balance.

Prepaid Royalties

The Company's agreements with licensors and developers generally provide it with exclusive publishing rights and require it to make advance royalty payments that are recouped against royalties due to the developer based on product sales. Prepaid royalties are amortized as cost of sales on a title-by-title basis based on the greater of the proportion of current year sales to total of current and estimated future sales for that title or the contractual royalty rate based on actual net product sales. The Company continually evaluates the recoverability of prepaid royalties and charges to cost of sales the amount that management determines is probable that will not be recouped at the contractual royalty rate in the period in which such determination is made or if the Company determines that it will cancel a development project. Included in prepaid royalties at October 31, 2002 and 2001, respectively are $22,561 and $13,811 related to titles that have not been released yet. Prepaid royalties are classified as current and non-current assets based upon estimated net product sales within the next year. During the fiscal year 2000, prepaid royalties were written down by $501 and the amortization of prepaid royalties amounted to $16,849.

The following table provides the details of total prepaid royalties:

	Year Ended October 31,	
	2002	2001
Beginning balance	**$ 32,989**	$ 24,591
Additions	**26,301**	25,928
Amortization	**(20,588)**	(16,550)
Reclassification	**1,419**	—
Write-down	**(14,122)**	(975)
Foreign exchange	**(73)**	(5)
Ending balance	**25,926**	32,989
Less current balance	**13,723**	21,892
Non-current balance	**$ 12,203**	$ 11,097

Capitalized Software Development Costs

The Company capitalizes internal software development costs, as well as film production and other content costs, subsequent to establishing technological feasibility of a title. Capitalized software development costs represent the costs associated with the internal development of the Company's publishing products. Amortization of such costs as a component of cost of sales is recorded on a title-by-title basis based on the greater of the proportion of current year sales to total of current and estimated future sales for the title or the straight-line method over the remaining estimated useful life of the title. The Company continually evaluates the recoverability of capitalized software costs and will charge to cost of sales any amounts that are deemed unrecoverable or for projects that it will abandon.

The following table provides the details of capitalized software development costs:

	Year Ended October 31,	
	2002	2001
Beginning balance	**$ 9,739**	$ 7,668
Additions	**9,645**	6,293
Amortization	**(7,633)**	(3,780)
Reclassification	**(1,419)**	—
Write-down	**(490)**	(389)
Foreign exchange	**543**	(53)
Ending balance	**$ 10,385**	$ 9,739

For the year ended October 31, 2001, capitalized software development costs of $389 were written off as cost of sales—software development costs, as part of the impairment charge as described in Note 3. Amortization of capitalized software development costs amounted to $1,451 during fiscal year 2000. No capitalized software development costs were written down during fiscal year 2000.

Amounts relating to intellectual property rights for several products and technologies, which were not developed internally, amounting to $2,195 gross carrying amount, have been reclassified to intangible assets in all periods presented.

(Dollars in thousands, except per share amounts)

Property and Equipment

Office equipment, furniture and fixtures and automobiles are depreciated using the straight-line method over their estimated lives ranging from five to seven years. Computer equipment and software are depreciated using the straight-line method over three years. Leasehold improvements are amortized over the lesser of the term of the related lease or estimated useful lives. Accumulated amortization includes the amortization of assets recorded under capital leases, which amounted to approximately $92 and $202 at October 31, 2002 and 2001, respectively. The cost of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred. When depreciable assets are retired or sold, the cost and related allowances for depreciation are removed from the accounts and the gain or loss is recognized. The carrying amounts of these assets are recorded at historical cost.

Intangible Assets

Intangible assets consist of identifiable intangibles and the remaining excess purchase price paid over identified intangible and tangible net assets of acquired companies (goodwill). Effective November 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") in its entirety and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination shall be recognized as assets apart from goodwill. SFAS 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that intangible assets with indefinite lives and goodwill not be amortized. The Company discontinued the amortization of goodwill as of November 1, 2001. Identifiable intangibles are amortized under the straight-line method over the period of expected benefit ranging from three to ten years, except for intellectual property, which is amortized based on the shorter of the useful life or expected revenue stream. Prior to November 1, 2001, intangible assets were amortized under the straight-line method over the period of expected benefit of seven years for the acquisition of development studios and ten years for the acquisition of distribution operations. Upon completion of the transitional impairment test, the fair value for each of our reporting units exceeded the reporting unit's carrying amount and no impairment was indicated.

SFAS 142 requires an annual test for impairment of goodwill, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In assessing potential impairment of goodwill, the Company determines the implied fair value of each reporting unit using discounted cash flow analysis and compares such values to the respective reporting unit's carrying amount. The Company performs its annual test for indication of goodwill impairment in the fourth quarter of each fiscal year. At October 31, 2002, the fair value of the Company's reporting units exceeded the carrying amounts and no impairment was indicated.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company compares the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company records an impairment charge for the difference between the carrying amount of the asset and its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the Company's incremental borrowing rate or fair value if available.

Stock-Based Compensation

The Company accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant. The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Net Income (Loss) per Share

Basic earnings per share ("EPS") is computed by dividing the net income (loss) applicable to common stockholders for the year by the weighted average number of common shares outstanding during the year. Diluted EPS is computed by dividing the net income (loss) applicable to common stockholders for the year by the weighted average number of common and common stock equivalents, which include common shares issuable upon the exercise of stock options and warrants outstanding during the year. Common stock equivalents are excluded from the computation if their effect is antidilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) represents the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) of the Company includes net income adjusted for the change in foreign currency translation adjustments and the change in net unrealized gain (loss) from investments.

Income Taxes

The Company recognizes deferred taxes under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The functional currency for the Company's foreign operations is the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using quarter or year-end exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from translation are included in other comprehensive income (loss). Realized and unrealized transaction gains and losses are included in income in the period in which they occur.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amount of prepaid royalties and investments approximate fair value based upon the recoverability of these assets. The carrying amount of the Company's lines of credit approximates fair value because the interest rates of the lines of credit are based on floating rates identified by reference to market rates. The carrying amounts of the Company's loan payable and capital lease obligations approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at October 31, 2001.

Consideration Given to Customers or Resellers

In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," which is a codification of EITF 00-14, 00-22 and 00-25. This EITF presumes that consideration from a vendor to a customer or reseller of the vendor's products to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established. The Company has early adopted EITF 01-09 effective November 1, 2001. The adoption of the new standard did not have a material impact on the consolidated financial statements. The prior period financial statements have been reclassified in accordance with this statement and as a result, net sales and selling and marketing expenses have been reduced by $2,255 for the year ended October 31, 2001, with no impact on reported net loss.

Recently Issued Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objective of SFAS 143 is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. The retirement obligations included within the scope of this pronouncement are those that an entity cannot avoid as a result of either the acquisition, construction or normal operation of a long-lived asset. Components of larger systems also fall under this pronouncement, as well as tangible long-lived assets with indeterminable lives. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently evaluating the expected impact of the adoption of SFAS 143 on the Company's financial condition, cash flows and results of operations. The Company will adopt the standard in the first quarter of fiscal 2003.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") and to develop a single accounting model, based on the framework established in SFAS 121, for the long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is currently evaluating the expected impact of the adoption of SFAS 144 on the Company's financial condition and results of operations. The Company will adopt the standard in the first quarter of fiscal 2003.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement (in SFAS No. 4) that gains and losses from the extinguishments of debt be aggregated and classified as extraordinary items, net of the related income tax. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002, which for the Company would be November 1, 2002. Upon adoption, the $1,948 loss on extinguishment of debt that was previously classified as an extraordinary item will be reclassified to non-operating expenses. The Company does not expect

(Dollars in thousands, except per share amounts)

that the rescission of SFAS No. 4 will have a material impact on the Company's financial condition, cash flows or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the recognition of such costs when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the expected impact of the adoption of SFAS 146 on the Company's financial condition and results of operations.

3. BUSINESS ACQUISITIONS (See Note 4)

The Company acquired a number of companies that develop, publish or distribute interactive software games during the three-year period ended October 31, 2002. The aggregate purchase price, including cash payments and issuance of its common stock was $6,801, $28,143 and $65,388 in 2002, 2001, and 2000, respectively. The value of the Company's common stock issued in connection with these acquisitions has been based on the market price of the Company's common stock at the time such proposed transactions were agreed and announced.

The acquisitions described below have been accounted for as purchase transactions in accordance with APB No. 16 and SFAS 141 (for transactions after July 1, 2001) and, accordingly, the results of operations and financial position of the acquired businesses are included in the Company's consolidated financial statements from the respective dates of acquisition.

2002 Transaction

In August 2002, the Company acquired all of the outstanding capital stock of Barking Dog Studios Ltd., a Canadian-based development studio. In consideration, the Company issued 242,450 shares of restricted common stock (valued at $3,801), paid $3,000 in cash and $825 of prepaid royalties and assumed net liabilities of $70. In connection with the acquisition, the Company recorded identifiable intangibles of $2,200 and goodwill of $5,496 on a preliminary basis. The acquisition of Barking Dog did not have a significant effect on our fiscal 2002 operating results.

2001 Transactions

In July 2001, the Company acquired all of the outstanding capital stock of Techcorp Limited ("Techcorp"), a Hong Kong-based design and engineering firm specializing in video game accessories. In consideration, the Company issued 30,000 shares of the Company's restricted common stock (valued at $572), paid $100 in cash and assumed net liabilities of approximately $2,856. In connection with the acquisition, the Company recorded goodwill of $3,558.

In November 2000, the Company acquired all of the outstanding capital stock of VLM Entertainment Group, Inc. ("VLM"), a company engaged in the distribution of third-party software products. In connection with this transaction, the Company paid the former stockholders of VLM $2,000 in cash and issued 875,000 shares of the Company's common stock (valued at $8,039) and assumed net liabilities of approximately $10,627. In connection with this transaction, the Company recorded intangible assets of approximately $20,693.

In connection with the sale of Toga Holdings BV ("Toga") to Gameplay.com plc ("Gameplay") in October 2000, the Company agreed to acquire Gameplay's game software development and publishing business, Neo Software Produktions GMBH ("Neo"). Such acquisition was completed in January of 2001 and the Company assumed net liabilities of $808, in addition to the prepaid purchase price of $17,266. In connection with the acquisition, the Company recorded goodwill and intangibles of $18,183. See Note 4 for further discussion of this transaction.

The following table sets forth the components of the purchase price of the 2001 acquisitions:

	Neo	VLM	Techcorp	Total
Cost of the acquisition:				
Value of business sold (Prepaid purchase price—Neo) or stock issued	$17,266	$ 8,039	$ 572	$ 25,877
Cash	—	2,000	100	2,100
Transaction costs	109	27	30	166
Total	$17,375	$ 10,066	$ 702	$ 28,143
Allocation of purchase price:				
Current assets	$ 2	$ 9,852	$ 894	$ 10,748
Non-current assets	71	201	498	770
Liabilities	(881)	(20,680)	(4,248)	(25,809)
Goodwill	8,207	12,416	3,558	24,181
Customer lists	—	8,277	—	8,277
Technology	8,037	—	—	8,037
Trademarks	1,939	—	—	1,939
Total	$17,375	$ 10,066	$ 702	$ 28,143

Certain of Neo's Internet-related technology assets were determined to be impaired in April 2001. Accordingly, the Company recorded as cost of sales an impairment charge of $3,786, consisting of $2,350 relating to server maintenance technologies and $1,047 relating to multiplayer technologies developed by Neo's development studio in connection with Online Pirates and $389 of capitalized software relating to other products to be developed by Neo. In addition, the Company recorded as selling and marketing expenses an impairment charge of $401 related to online sales promotions.

2000 Transactions

In August 2000, the Company acquired all of the outstanding capital stock of PopTop Software, Inc. ("PopTop") for 559,100 shares of its common stock (valued at $5,836) and assumed net liabilities of approximately $88.

In February 1999, the Company purchased a 19.9% equity interest in Gathering of Developers, Ltd. ("Gathering") for approximately $3,964. Until October 31, 1999, the Company recognized its proportionate share of the losses in Gathering using the equity method of accounting. Effective November 1, 1999, the Company recognized its share of losses in accordance with the provisions of EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses." In April 2000, the Company acquired the remaining 80.1% of the equity interest of Gathering for 1,060,000 shares of its common stock (valued at $10,402) and assumed liabilities of approximately $2,540.

In March 2000, the Company acquired all of the outstanding capital stock of Toga, the parent company of Pixel Broadband Studios, Ltd. ("Pixel"). In connection with this acquisition, the Company paid $4,458 in cash, issued 2,561,000 shares of its common stock (valued at $38,578), issued a warrant to purchase the stock of Pixel to the founder of Pixel (valued at $1,750) and assumed net liabilities of approximately $3,279. Toga was sold in October 2000 to Gameplay (See Note 4).

The following table sets forth the components of the purchase prices of the 2000 acquisitions (net of the disposition of Toga):

	Gathering	PopTop	Toga	Total
Cost of the acquisition:				
Value of stock issued	$10,402	$5,836	$38,578	$ 54,816
Value of warrants issued	—	—	1,750	1,750
Cash	—	—	4,458	4,458
Investments and advances at time of acquisition	3,964	—	—	3,964
Transaction costs	48	32	320	400
Total	$14,414	$5,868	$45,106	$ 65,388
Allocation of purchase price:				
Current assets	$ 4,063	$ —	$ —	$ 4,063
Non-current assets	72	66	—	138
Liabilities	(6,675)	(154)	(3,279)	(10,108)
Goodwill	8,128	5,110	—	13,238
Trademarks	8,826	846	—	9,672
Prepaid purchase price—Neo	—	—	17,266	17,266
Gameplay investment	—	—	31,119	31,119
Total	$14,414	$5,868	$45,106	$ 65,388

Unaudited Pro Forma Information

The unaudited pro forma data below for the years ended October 31, 2001 and 2000 is presented as if purchase acquisitions for fiscal 2000 and 2001 had been made as of November 1, 1999. The unaudited pro forma financial information is based on management's estimates and assumptions and does not purport to represent the results that actually would have occurred if the acquisitions had, in fact, been completed on the dates assumed, or which may result in the future. The unaudited pro forma financial information includes purchase acquisitions that are significant to the Company's operations. The 2002 acquisition of Barking Dog was not significant.

	Unaudited Pro Forma	
	October 31, 2001	October 31, 2000
Total revenues	$456,411	$424,809
(Loss) income before extraordinary loss and cumulative effect of change in accounting principle	$ (4,079)	$ 1,187
Net (loss) income per share—Basic	$ (0.12)	$ 0.03
Net (loss) income per share—Diluted	$ (0.12)	$ 0.03

Included in the unaudited pro forma information is amortization of goodwill of approximately $7,320 and $7,744, net of taxes of $2,799 and $3,081, for the years ended October 31, 2001 and 2000, respectively.

(Dollars in thousands, except per share amounts)

4. DISPOSITION OF ASSETS

In July 2001, the Company sold all of the outstanding capital stock of Jack of All Games UK, a video game distributor, to Jay Two Limited, an unaffiliated third party controlled by Freightmasters Ltd., for approximately $215. In connection with the sale, the purchaser assumed net liabilities of $436. The Company recorded a non-operating gain of $651. There were no income taxes payable on this gain.

In October 2000, the Company sold all of the outstanding shares of Toga to Gameplay and simultaneously entered into a license agreement with Gameplay for the online distribution of certain of the Company's PC games. Toga had been purchased in March 2000 (See Note 3). The Company received (i) 15,371,698 shares of Gameplay's common stock (valued at approximately $31,100); (ii) a warrant to purchase 1,000,000 shares of Gameplay stock (the Company assigned no value to the warrant); and (iii) a joint exploitation agreement with Gameplay under which the Company acquired rights to the software development business of Neo—a subsidiary of Gameplay (valued at approximately $17,300). The value of such right was recorded as prepaid purchase price at the time of Toga's sale and was included in intangible assets at October 31, 2000.

The Company recognized a loss of $286 on the sale of Toga, which was recorded as a component of "Gain on sale of subsidiary" on the 2000 Consolidated Statement of Operations. In January 2001, the Company completed the acquisition of Neo and assumed net liabilities of approximately $808, in addition to the prepaid purchase price of $17,266 noted above.

In June 2000, the Company sold its 19.9% equity interest in Bungie Software ("Bungie") to Microsoft Corporation for approximately $5,000 in cash. The Company did not realize any gain or loss on this transaction. Separately, the Company sold its exclusive Halo publishing and distribution rights to Bungie for $4,000 in cash, a royalty-free license to Bungie's Halo technology in connection with the development of two original products and all right, title and interest to the *Myth* franchise and the PC and PlayStation 2 game, *Oni*. The Company recorded this transaction as net sales of $5,500 after giving effect to the receipt of $9,000 in cash and $5,800 of assets (consisting of $2,800 relating to *Oni*, $1,500 relating to *Myth* and $1,500 relating to the license to use Halo game engine technology for two original products), net of $9,300 of assets sold.

In February 2000, the Company sold all of its interest in Falcon Ventures Corporation d/b/a DVDWave.com to eUniverse, Inc. ("eUniverse") in exchange for 310,000 shares of eUniverse's common stock. The Company recognized a gain of $1,976 and recorded such gain as a component of "Gain on sale of subsidiary" on the Consolidated Statement of Operations.

5. INTANGIBLE ASSETS

As a result of the adoption of SFAS 142, the Company discontinued the amortization of goodwill effective November 1, 2001. The only addition to goodwill in 2002 was the $5,496 related to the Barking Dog acquisition. Identifiable intangible assets are amortized under the straight-line method over the period of expected benefit ranging from three to ten years, except for intellectual property, which is amortized based on the shorter of the useful life or expected revenue stream. The Company re-characterized acquired workforce of $925, which is no longer defined as an acquired intangible asset under SFAS 141, as goodwill. Additionally, the estimated useful lives of certain identifiable intangible assets were adjusted in conjunction with the adoption of SFAS 142. The adjustment to the useful lives did not have a significant effect on the results of operations.

Intangible assets consist of trademarks, intellectual property, customer lists, acquired technology and the excess purchase price paid over identified intangible and tangible net assets of acquired companies (goodwill).

In May 2002, the Company acquired all right, title and interest to the *Max Payne* product franchise, including all of the intellectual property rights associated with the brand, and a perpetual, royalty-free license to use the *Max Payne* game engine and related technology. The purchase price consisted of $10,000 in cash and 969,932 shares of restricted common stock (valued at $18,543). In addition, the Company is contingently liable to make aggregate payments of up to $8,000 in cash upon the timely delivery of the final version of *Max Payne 2* for the PC and the achievement of certain sales targets for such product. On a preliminary basis, the *Max Payne* assets acquired have been recorded as intellectual property and included in intangible assets. The additional $8,000 will be recorded as an additional intangible asset upon resolution of the contingency.

In December 2000, the Company acquired the exclusive worldwide publishing rights to the franchise of *Duke Nukem* PC and video games. In connection with the transaction, the Company paid $2,300 in cash and issued 557,103 shares of its common stock (valued at approximately $5,400). In addition, the Company is contingently liable to make a further payment of $6,000 upon delivery of the final version of *Duke Nukem Forever* for the PC. The Company recorded an intangible asset of $7,700 related to the intellectual property purchased in this transaction. The additional $6,000 will be recorded as an additional intangible asset upon resolution of the contingency.

The following table sets forth the components of the intangible assets subject to amortization as of October 31, 2002 and 2001:

		As of October 31, 2002			As of October 31, 2001		
	Range of Useful Life	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	7–10 years	**$23,342**	**$ (4,515)**	**$18,827**	$13,922	$(2,312)	$11,610
Customer lists and relationships	5–10 years	**9,081**	**(2,352)**	**6,729**	9,081	(1,068)	8,013
Intellectual property	2– 6 years	**27,271**	**(4,369)**	**22,902**	10,722	(300)	10,422
Non-competition agreements	3– 6 years	**4,880**	**(906)**	**3,974**	—	—	—
Technology	3 years	**4,640**	**(1,779)**	**2,861**	4,640	(348)	4,292
		$69,214	**$(13,921)**	**$55,293**	$38,365	$(4,028)	$34,337

Amounts relating to intellectual property rights for several products and technologies that were not developed internally, amounting to $2,195 gross carrying amount, have been reclassified from capitalized software development costs to intangible assets for all periods and included in the above table.

Amortization expense (including goodwill for 2001 and 2000) for the years ended October 31, 2002, 2001 and 2000 amounted to $9,893, $9,309 and $6,919, respectively.

Estimated amortization expense for the fiscal years ending October 31 are as follows:

2003	$ 4,244
2004	3,826
2005	3,789
2006	3,553
2007	3,475
Total	$18,887

The following table provides a reconciliation of net income for exclusion of goodwill amortization:

	Years Ended October 31,		
	2002	2001	2000
Net income (loss)—as reported	**$71,565**	$(8,580)	$6,417
Add: Goodwill amortization, net of taxes	**—**	4,116	2,123
Net income (loss)—as adjusted	**71,565**	(4,464)	8,540
Add: Extraordinary loss on early extinguishment of debt	**—**	(1,948)	—
Cumulative effect of change in accounting principle, net of taxes	**—**	(5,337)	—
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle—as adjusted	**$71,565**	$ 2,821	$8,540
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle—as reported	**$71,565**	$(1,295)	$6,417
Earnings (loss) per share:			
Reported earnings (loss) per share—basic	**$ 1.88**	$ (0.25)	$ 0.23
Add: Goodwill amortization, net of taxes	**—**	0.12	0.08
Adjusted earnings (loss) per share—basic	**1.88**	(0.13)	0.31
Add: Extraordinary loss on early extinguishment of debt	**—**	(0.06)	—
Cumulative effect of change in accounting principle	**—**	(0.16)	—
Adjusted income (loss) before extraordinary loss and cumulative effect of change in accounting principle per share—basic	**$ 1.88**	$ 0.08	$ 0.31
Reported income (loss) before extraordinary loss and cumulative effect of change in accounting principle per share—basic	**$ 1.88**	$ (0.04)	$ 0.23
Reported earnings (loss) per share—diluted	**$ 1.81**	$ (0.25)	$ 0.23
Add: Goodwill amortization, net of taxes	**—**	0.12	0.07
Adjusted earnings (loss) per share—diluted	**1.81**	(0.13)	0.30
Add: Extraordinary loss on early extinguishment of debt	**—**	(0.06)	—
Cumulative effect of change in accounting principle	**—**	(0.16)	—
Adjusted income (loss) before extraordinary loss and cumulative effect of change in accounting principle per share—diluted	**$ 1.81**	$ 0.08	$ 0.30
Reported income (loss) before extraordinary loss and cumulative effect of change in accounting principle per share—diluted	**$ 1.81**	$ (0.04)	$ 0.23

(Dollars in thousands, except per share amounts)

6. INVESTMENTS

Investments are comprised of marketable equity securities and are classified as current and non-current assets. The investments are accounted for under the cost method as "available-for-sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The investments are stated at fair value, with unrealized appreciation (loss) reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

During 2001, the Company recorded an impairment charge of $21,477, consisting of approximately $19,171 relating to its investment in Gameplay, $2,000 relating to its investment in eUniverse, Inc. based on the quoted market prices and $306 relating to its investment in a privately-held company, which is included in other non-current assets. All of these investments were deemed to be other than temporarily impaired. In addition, the Company recorded unrealized gains and losses on its remaining investments through other comprehensive income (loss).

As of October 31, 2002 and 2001, investments consist of:

	2002	2001	
	Non-Current	Current	Non-Current
Average cost	**$75**	$5,988	$75
Unrealized gains	**22**	253	—
Fair value	**$97**	$6,241	$75

For the fiscal years ended October 31, 2002 and 2001, the gross proceeds from the sale of investments were $6,170 and $11, respectively. The gross realized gain (loss) from these sales totaled $181 and $(69), respectively. The gain/loss on sale of securities is based on the average cost of the individual securities sold.

7. INVENTORIES

As of October 31, 2002 and 2001, inventories consist of:

	2002	2001
Parts and supplies	**$ 3,221**	$ 1,468
Finished products	**71,170**	60,469
	$74,391	$61,937

8. FIXED ASSETS

As of October 31, 2002 and 2001, fixed assets consist of:

	2002	2001
Computer equipment	**$ 8,004**	$ 5,705
Office equipment	**3,811**	1,583
Computer software	**8,981**	4,357
Furniture and fixtures	**1,850**	1,876
Automobiles	**219**	438
Leasehold improvements	**3,265**	2,209
Capital leases	**398**	398
	26,528	16,566
Less: accumulated depreciation and amortization	**(11,209)**	(5,533)
	$ 15,319	$11,033

In 2002 and 2001, the Company capitalized costs of approximately $4,113 and $2,800, respectively, associated with software and hardware upgrades to its accounting systems.

Depreciation expense for the years ended October 31, 2002, 2001, and 2000 amounted to $6,457, $3,731, and $1,761, respectively.

9. LINES OF CREDIT

There were no borrowings outstanding as of October 31, 2002. As of October 31, 2001, borrowings under lines of credit consist of:

	2001
Line of credit with Bank of America— (4.94% to 6.01%)	$48,701
Line of credit with Lloyds TSB Bank plc— (4.5% to 5.75%)	5,372
	$54,073

In December 1999, the Company entered into a credit agreement, as amended and restated in August 2002, with a group of lenders led by Bank of America, N.A., as agent. The agreement provides for borrowings of up to $40,000 through the expiration of the line of credit on August 28, 2005. Generally, advances under the line of credit are based on a borrowing formula equal to 75% of eligible accounts receivable plus 35% of eligible inventory. Interest accrues on such advances at the bank's prime rate plus 0.25% to 1.25%, or at LIBOR plus 2.25% to 2.75% depending on the Company's consolidated leverage ratio (as defined). The Company is required to pay a commitment fee to the bank equal to 0.5% of the unused loan balance. Borrowings under the line of credit are collateralized by the Company's accounts receivable, inventory, equipment, general intangibles, securities and other personal property, including the capital stock of the Company's domestic subsidiaries. Borrowings under the agreement are reduced by the amount of outstanding letters of credit which were $5,546 at October 31, 2002. The loan agreement contains certain financial and other covenants, including the maintenance of consolidated net worth, consolidated leverage ratio and consolidated fixed charge coverage ratio. As of October 31, 2002, the Company was in compliance with such covenants. The loan agreement limits or prohibits the Company from declaring or paying cash dividends, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. The Company had no outstanding borrowings under the revolving line of credit as of October 31, 2002.

In February 2001, the Company's United Kingdom subsidiary entered into a credit facility agreement, as amended in March 2002, with Lloyds TSB Bank plc ("Lloyds") under which Lloyds agreed to make available borrowings of up to approximately $20,500. Advances under the credit facility bear interest at the rate of 1.25% per annum over the bank's base rate, and are guaranteed by the Company. Borrowings under the agreement are reduced by the amount of outstanding guarantees, which were $235 at October 31, 2002. The facility expires on March 31, 2004. The Company had no outstanding borrowings under this facility as of October 31, 2002.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of October 31, 2002 and 2001 consist of:

	2002	2001
Accrued co-op advertising and product rebates	**$ 3,694**	$ 4,514
Accrued VAT and payroll taxes	**10,249**	5,214
Royalties payable	**14,784**	3,829
Deferred revenue	**10,596**	748
Sales commissions	**6,248**	398
Other	**5,503**	5,547
Total	**$51,074**	$20,250

11. EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

In July 2000, the Company entered into a subordinated loan agreement with Finova Mezzanine Capital Inc. ("Finova") in the principal amount of $15,000. The loan was payable in full in July 2005, and bore interest at the rate of 12.5% per annum, payable monthly. In connection with the loan, the Company issued to Finova a five-year warrant to purchase approximately 452,000 shares of common stock exercisable at a price of $11.875 per share. The warrant was valued at approximately $2,900, using the Black-Scholes pricing model with the following weighted average assumptions: expected volatility of 55.0%; a risk-free interest rate of 6.1%; dividend rate of 0.0% and an expected term of 5.2 years. Subject to the outstanding loan balance, the warrant entitled Finova to receive additional shares of the Company's common stock for three consecutive years commencing July 2003, and contained certain anti-dilution provisions. The Company had recorded the loan net of a discount of approximately $2,900 to reflect an allocation of the proceeds to the estimated value of the warrant. The discount was amortized using the "interest method" over the term of the financing.

In July 2001, the Company prepaid the outstanding subordinated loan and recorded an extraordinary loss of $1,948, net of $1,217 of income taxes, related to the deferred financing costs and the unamortized discount associated with the loan. In accordance with its terms, the contingent warrant for additional shares of the Company's common stock was terminated.

12. COMMITMENTS AND CONTINGENCIES

Capital Leases

The Company leases equipment under capital lease agreements, which extend through fiscal year 2006. Future minimum lease payments under these capital leases, and the present value of such payments as of October 31, 2002 is as follows:

Year Ending October 31:

2003	$129
2004	128
2005	78
2006	1
Total minimum lease payments	336
Less: amounts representing interest	(40)
Present value of minimum obligations under capital leases	$296

Lease Commitments

The Company leases 29 office and warehouse facilities. The former corporate headquarters are leased under a non-cancelable operating lease with a company controlled by the father of the chairman of the board and expires in March 2004. Rent expense and certain utility expenses under this lease amounted to $403, $474, and $419 for the years ended October 31, 2002, 2001, and 2000, respectively. The other offices are under non-cancelable operating leases expiring at various times from November 2002 to December 2012. In addition, the Company has leased certain equipment, furniture and auto leases under non-cancelable operating leases, which expire through September 2007.

In September 2002, the Company relocated its principal executive offices to 622 Broadway, New York, New York. The Company estimates that it will incur approximately $4,000 in capital expenditures for renovations and leasehold improvements. In connection with signing a ten-year lease, the Company provided a standby letter of credit of $1,560, expiring December 31, 2003. As a result of the relocation, during fiscal 2002, the Company recorded expenses of $514 related to lease costs with regard to its former executive offices.

(Dollars in thousands, except per share amounts)

Future minimum rentals required as of October 31, 2002 are as follows:

Years Ending October 31,	
2003	$ 6,318
2004	5,388
2005	4,520
2006	3,630
2007	3,671
Thereafter	10,397
Total minimum lease payments	33,924
Less minimum rentals to be received under subleases	(135)
	$33,789

Rent expense amounted to $5,090, $3,353, and $2,303 for the years ended October 31, 2002, 2001, and 2000, respectively.

Legal and Other Proceedings

In October 2002, the United States District Court for the Southern District of New York granted final approval of an agreement to settle a consolidated class action lawsuit entitled Gershon Bassman v. Take-Two Interactive Software, Inc. for $7,500 in cash. During the year ended October 31, 2002, the Company recorded $1,468 of class action settlement costs, which represents the settlement of $7,500 and related legal fees, net of $6,145 of insurance proceeds, which were paid and received during the three months ended October 31, 2002.

In July 2002, the Company settled all ordinary course of business litigation with Red Storm Entertainment Inc., a subsidiary of Ubi Soft Entertainment, including certain claims resulting from a distribution agreement. During the year ended October 31, 2002, the Company recorded $3,064 in cost of sales—product costs and $1,190 in general and administrative costs related to this settlement.

The Securities and Exchange Commission has issued a formal order of investigation into, among other things, certain accounting matters relating to the Company's financial statements, periodic reporting and internal accounting control provisions of the federal securities laws.

The Company is involved in routine litigation in the ordinary course of its business, which in management's opinion will not have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Other

The Company periodically enters into agreements that require the Company to make minimum guaranteed payments. During the year ended October 31, 2002, the Company entered into distribution agreements under which the Company purchases various software games. These agreements, which expire between April 1, 2003 and September 30, 2004, require minimum guaranteed aggregate payments of $13,595 at October 31, 2002. These agreements are collateralized by standby letters of credit of $3,986 at October 31, 2002. Additionally, assuming performance by third-party developers, the Company has outstanding commitments under various software development agreements to pay developers an aggregate of $19,129 during fiscal 2003.

In connection with the Company's acquisition of the publishing rights to the franchise of *Duke Nukem* PC and video games in December 2000, the Company is contingently obligated to pay $6,000 in cash upon delivery of the final version of *Duke Nukem Forever* for the PC. In addition, in connection with the Company's acquisition of the *Max Payne* product franchise, the Company is contingently liable to make aggregate payments of up to $8,000 in cash upon the timely delivery of the final version of *Max Payne 2* for the PC and the achievement of certain sales targets for such product. The payables will be recorded when the contingencies are resolved.

13. EMPLOYEE SAVINGS PLAN

The Company maintains a 401(k) retirement savings plan and trust (the "401(k) Plan"). The 401(k) Plan is offered to all eligible employees and participants may make voluntary contributions. The Company did not match employee contributions during the years ended October 31, 2001 and 2000. The Company began matching contributions in July 2002. The matching contribution expense incurred by the Company during the year ended October 31, 2002 was $95.

14. INCOME TAXES

The Company is subject to foreign withholding taxes in certain countries where it does business. Domestic and foreign income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle is as follows:

	Years Ended October 31,		
	2002	2001	2000
Domestic	**$115,082**	$(29,322)	$ (5,507)
Foreign	**5,866**	25,827	14,468
Total	**$120,948**	$ (3,495)	$ 8,961

Income tax expense (benefit) is as follows:

	Years Ended October 31,		
	2002	2001	2000
Current:			
Federal	**$ 35,275**	$ —	$ —
State and local	**4,381**	500	500
Foreign	**3,025**	5,607	3,345
Deferred	**6,702**	(8,307)	(1,301)
Total	**$ 49,383**	$ (2,200)	$ 2,544

The differences between the provision for income taxes and the income tax computed using the U.S. statutory federal income tax rate to pretax income are as follows:

	Years Ended October 31,		
	2002	2001	2000
Statutory federal tax expense (benefit)	**$42,332**	$(1,223)	$ 3,136
Changes in expenses resulting from:			
State taxes, net of federal benefit	**4,096**	(652)	369
Foreign tax expense differential	**568**	(3,433)	(1,359)
Goodwill and intangible amortization	**513**	1,656	592
Other permanent items	**1,874**	123	(194)
Impairment of intangibles	**—**	1,329	—
Income tax expense (benefit)	**$49,383**	$(2,200)	$ 2,544

The components of the net deferred tax asset as of October 31, 2002 and 2001 consists of the following:

	2002	2001
Current:		
Deferred tax asset:		
Sales and related allowances	**$ 5,008**	$ 6,533
Unrealized (gains) losses	**—**	(96)
Tax credit carryforward	**—**	479
Depreciation and amortization	**384**	762
Net operating loss carryforward	**—**	14,573
Total current deferred tax assets	**5,392**	22,251
Non-current deferred tax asset—		
Capital loss carryforward	**7,983**	7,946
Non-current deferred tax liability—		
Capitalized software	**(3,885)**	(4,515)
Net deferred tax asset	**$ 9,490**	$25,682

The net operating loss carryforward at October 31, 2001 was utilized during the year ended October 31, 2002. Included in the net operating loss carryforward in 2001 was $9,500 tax benefit for stock option exercises from 2001 and 2000 that had not been utilized.

At October 31, 2002, the Company had capital loss carryforwards totaling approximately $21,000. The capital loss carryforwards expire in fiscal 2006. Failure to achieve sufficient levels of taxable income from capital transactions might affect the ultimate realization of the capital loss carryforwards. If this were to occur, management is committed to implementing tax planning strategies, such as the sale of net appreciated assets of the Company, to the extent required (if any) to generate sufficient taxable income prior to the expiration of these benefits.

The total amount of undistributed earnings of foreign subsidiaries for income tax purposes was approximately $41,900 and $36,000 for the years ended October 31, 2002 and 2001, respectively. It is the Company's intention to reinvest undistributed earnings of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company.

15. STOCKHOLDERS' EQUITY

In July 2001, the Company issued 1,300,000 shares of common stock in a private placement to institutional investors and received proceeds of $20,892, net of $1,400 of selling commissions and offering expenses.

In April and July 2000, the Company issued an aggregate 2,422,000 shares of the Company's common stock in private placements to institutional investors and received proceeds of $21,285, net of commissions and offering expenses of $2,432.

In July 2000, the Company incurred a charge of $1,103 relating to an abandoned offering of a subsidiary.

In February 2001, certain stockholders of the Company exchanged and surrendered for cancellation 564,212 shares of the Company's common stock (valued at $7,310) for shares of Gameplay having an equal value.

In October 2000, a stockholder of the Company exchanged and surrendered for cancellation 98,000 shares of the Company's common stock (valued at $1,250) for shares of Gameplay having an equal value.

As of October 31, 2002 and 2001, there are outstanding common stock purchase warrants for an aggregate of 30,000 and 128,000 shares of the Company's common stock, respectively, at prices ranging from $5.625 to $9.00 and expiring from 2003 to 2005.

In February 2002, the Company issued 20,000 shares of restricted common stock to a former employee in connection with a separation agreement.

In March 2002, the Company issued 50,000 shares of restricted common stock to an employee as compensation.

(Dollars in thousands, except per share amounts)

16. COMPREHENSIVE INCOME

The components of and changes in accumulated other comprehensive income (loss) are:

	Foreign Currency Adjustments	Net Unrealized Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance at November 1, 1999	$ (827)	$ —	$ (827)
Comprehensive income changes during the year, net of taxes of $1,736	(9,014)	(2,831)	(11,845)
Balance at October 31, 2000	(9,841)	(2,831)	(12,672)
Comprehensive income changes during the year, net of taxes of $1,832	(767)	2,987	2,220
Balance at October 31, 2001	(10,608)	156	(10,452)
Comprehensive income changes during the year, net of taxes of $87	5,553	(142)	5,411
Balance at October 31, 2002	**$(5,055)**	**$ 14**	**$(5,041)**

The taxes in the above table relate to the changes in the net unrealized gain (loss) on investments. The foreign currency adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

17. INCENTIVE PLANS

Stock Option Plans

In June 2002, the stockholders of the Company approved the Company's 2002 Stock Option Plan, as previously adopted by the Company's Board of Directors (the "2002 Plan"), pursuant to which officers, directors, employees and consultants of the Company may receive stock options to purchase up to an aggregate of 3,000,000 shares of common stock.

In January 1997, the stockholders of the Company approved the Company's 1997 Stock Option Plan, as amended, as previously adopted by the Company's Board of Directors (the "1997 Plan"), pursuant to which officers, directors, employees and consultants of the Company may receive options to purchase up to an aggregate of 6,500,000 shares of the Company's common stock.

Subject to the provisions of the plans, the Board of Directors or any Committee appointed by the Board of Directors, has the authority to determine the individuals to whom the stock options are to be granted, the number of shares to be covered by each option, the option price, the type of option, the option period, restrictions, if any, on the exercise of the option, the terms for the payment of the option price and other terms and conditions. As of April 30, 2002, there were no options available for grant under the 1997 Plan.

As of October 31, 2002 and 2001, the plans had outstanding stock options for an aggregate of 2,764,000 and 2,631,000 shares of the Company's common stock, respectively, vesting at various times from 1998 to 2005 and expiring at various times from 2002 to 2007. Options granted generally vest over a period of three to five years.

Non-Plan Stock Options

As of October 31, 2002 and 2001, there are non-plan stock options outstanding for an aggregate of 2,931,000 and 1,848,000 shares of the Company's common stock, respectively, vesting from 1999 to 2005 and expiring at various times from 2003 to 2007.

For those options with exercise prices less than fair value of the underlying shares at the measurement date, the difference is recorded as deferred compensation and is amortized over the vesting period. Compensation expense for the years ended October 31, 2002, 2001, and 2000 was approximately $1,976, $5, and $43, respectively.

The following table summarizes the activity in options under the plans inclusive of non-plan options:

	Shares *(in thousands)*	Weighted Average Exercise Price
Options outstanding—November 1, 1999	3,725	$ 6.96
Granted—exercise price equal to fair value	2,073	$ 10.14
Granted—exercise price less than fair value	14	$ 8.23
Exercised	(1,270)	$ 6.44
Forfeited	(343)	$ 5.89
Options outstanding—October 31, 2000	4,199	$ 8.72
Granted—exercise price equal to fair value	3,351	$ 9.94
Granted—exercise price less than fair value	500	$ 13.91
Exercised	(3,327)	$ 9.00
Forfeited	(244)	$ 10.09
Options outstanding—October 31, 2001	4,479	$ 9.93
Granted—exercise price equal to fair value	3,950	$ 16.40
Granted—exercise price less than fair value	30	$ 0.01
Exercised	(2,494)	$ 10.43
Forfeited	(270)	$ 12.31
Options outstanding—October 31, 2002	**5,695**	**$13.96**

At October 31, 2002 and 2001, the number of options exercisable are 3,014,000 and 2,113,000, respectively, and their related weighted average exercise prices are $12.56 and $9.61, respectively.

The following summarizes information about stock options outstanding and exercisable at October 31, 2002:

Range of Exercise Prices	Shares *(in thousands)*	Weighted Average Exercise Price	Average Remaining Contractual Life (years)
$ 0.01–$ 5.1875	46	$ 3.84	1.69
$ 5.50–$ 9.89	860	$ 8.49	3.00
$10.00–$14.86	2,303	$ 11.22	3.43
$15.25–$19.55	2,335	$ 18.15	4.35
$20.59–$28.84	151	$ 25.01	4.74
Options outstanding—October 31, 2002	**5,695**	**$13.96**	**3.76**
$ 0.01–$ 5.1875	46	$ 3.84	1.69
$ 5.50–$ 9.89	675	$ 8.54	2.88
$10.00–$14.86	1,369	$ 11.19	3.29
$15.25–$19.55	832	$ 17.26	3.86
$20.59–$28.84	92	$ 24.49	4.77
Options exercisable—October 31, 2002	**3,014**	**$12.56**	**3.38**

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income and the net income per share would have been reduced to the pro forma amounts indicated below.

	Years Ended October 31,		
	2002	2001	2000
Net income (loss)			
As reported	**$71,565**	$ (8,580)	$6,417
Pro forma	**$62,574**	$(14,942)	$ (427)
Net income (loss) per share			
As reported—Basic	**$ 1.88**	$ (0.25)	$ 0.23
Pro forma—Basic	**$ 1.65**	$ (0.44)	$ (0.02)
As reported—Diluted	**$ 1.81**	$ (0.25)	$ 0.23
Pro forma—Diluted	**$ 1.58**	$ (0.44)	$ (0.02)

The pro forma disclosures shown are not representative of the effects on net income and the net income per share in future years.

The fair value of the Company's stock options used to compute pro forma net income and the net income per share disclosures is the estimated present value at the grant date using the Black-Scholes option-pricing model. The weighted average fair values of options granted were $9.13, $5.76 and $5.78 for years ended October 31, 2002,

(Dollars in thousands, except per share amounts)

2001 and 2000, respectively. The following weighted average assumptions for 2002 were used to value grants: expected volatility of 74%; a risk-free interest rate of 1.77%; and an expected holding period of 4.1 years. The following weighted average assumptions for 2001 were used to value grants: expected volatility of 85% for grants with a holding period of 2 years, 79% for a holding period of 3 years and 75% for holding periods of 4 to 5 years; a risk-free interest rate of generally 4.85% to 5.0%; and an expected holding period of two to five years. The following weighted average assumptions were used to value grants for 2000; expected volatility of 96% for grants with a holding period of two years, and expected volatility of 60% for grants with a holding period of three to four years and 65% for holding periods of five years or more; a risk-free interest rate of generally 5.5% to 6.7%; and an expected holding period of two to five years.

18. RESULTS BY QUARTER (UNAUDITED)

The following tables set forth quarterly supplementary data for each of the years in the two-year period ended October 31, 2002.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002				
Net sales	**$282,926**	**$170,330**	**$122,461**	**$218,259**
Gross profit	**103,461**	**63,655**	**45,882**	**83,036**
Net income	**$ 34,829**	**$ 9,637**	**$ 4,766**	**$ 22,333**
Per share data:				
Basic EPS	**$ 0.95**	**$ 0.26**	**$ 0.12**	**$ 0.56**
Diluted EPS	**$ 0.92**	**$ 0.25**	**$ 0.12**	**$ 0.54**
2001				
Net sales	$ 157,591	$ 88,179	$ 81,327	$ 121,704
Gross profit	53,331	30,783	31,715	26,708
Income (loss) before extraordinary item and cumulative effect of adopting SAB 101	13,569	(11,467)	1,283	(4,680)
Extraordinary loss, net of taxes	—	—	(1,948)	—
Cumulative effect of adopting SAB 101	(5,337)	—	—	—
Net income (loss)	$ 8,232	$ (11,467)	$ (665)	$ (4,680)
Per share data:				
Basic EPS	$ 0.25	$ (0.35)	$ 0.02	$ (0.13)
Diluted EPS	$ 0.25	$ (0.35)	$ 0.02	$ (0.13)

19. SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which established standards for reporting by public business enterprises of information about product lines, geographical areas and major customers. The method for determining what information to report is based on the way management organizes the Company for making operational decisions and assessment of financial performance. The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about sales by geographic region and by product platforms. The Company's Board of Directors reviews consolidated financial information. The Company's operations employ the same products, cost structures, margins and customers worldwide. The Company's product development, publishing and marketing activities are centralized in the United States under one management team, with distribution activities managed geographically. Accordingly, the Company's operations fall within one reportable segment as defined in SFAS 131.

For the years ended October 31, 2002, 2001, and 2000, the Company's net sales in domestic markets accounted for approximately 79.9%, 76.3% and 71.6%, respectively, and net sales in international markets accounted for 20.1%, 23.7%, and 28.4%, respectively.

As of October 31, 2002 and 2001, the Company's net property, plant and equipment in domestic markets accounted for approximately $11,222 and $7,710, respectively, and net property, plant and equipment in international markets accounted for $4,097 and $3,323, respectively.

Information about the Company's total non-current assets in the United States and international areas as of October 31, 2002 and 2001 are presented below:

	2002	2001
Total non-current assets:		
United States	**$ 98,849**	$ 81,297
International		
United Kingdom	**20,505**	21,128
All other Europe	**17,685**	21,405
Other	**26,036**	8,347
	$163,075	$132,177

Information about the Company's net sales in the United States and international areas for the years ended October 31, 2002, 2001 and 2000 are presented below (net sales are attributed to geographic areas based on product destination):

	2002	2001	2000
Net sales:			
United States	**$605,766**	$322,155	$250,278
Canada	**28,965**	20,080	10,408
International			
United Kingdom	**47,021**	32,227	25,968
All other Europe	**98,490**	61,187	60,814
Asia Pacific	**12,593**	12,478	15,505
Other	**1,141**	674	1,028
	$793,976	$448,801	$364,001

Information about the Company's net sales by product platforms for the years ended October 31, 2002, 2001 and 2000 are presented below:

	2002	2001	2000
Platforms:			
Sony PlayStation 2	**$472,797**	$129,548	$ 29,374
Sony PlayStation	**58,666**	74,642	76,353
Microsoft Xbox	**54,097**	2,423	—
PC	**102,643**	103,154	89,927
Nintendo Game Boy Color, Game Boy Advance and 64	**20,331**	37,519	58,919
Nintendo GameCube	**17,745**	—	—
Sega Dreamcast	**1,600**	11,301	20,991
Accessories	**31,706**	31,467	29,178
Hardware	**34,391**	58,747	59,259
	$793,976	$448,801	$364,001

20. NET INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE PER SHARE

The following table provides a reconciliation of basic earnings per share to diluted earnings per share for the years ended October 31, 2002, 2001, and 2000.

	Income (Loss) Before Extraordinary Loss and Cumulative Effect of Change in Accounting Principle	Shares *(in thousands)*	Per Share Amount
Year Ended October 31, 2002			
Basic	**$71,565**	**38,030**	**$1.88**
Effect of dilutive securities—Stock options and warrants	**—**	**1,540**	**—**
Diluted	**$71,565**	**39,570**	**$1.81**
Year Ended October 31, 2001			
Basic and Diluted	$ (1,295)	33,961	$(0.04)
Year Ended October 31, 2000			
Basic	$ 6,417	27,307	$ 0.23
Effect of dilutive securities—Stock options and warrants	—	1,023	—
Diluted	$ 6,417	28,330	$ 0.23

The computation for diluted number of shares excludes those unexercised stock options and warrants which are antidilutive. The number of such shares was 143,000, 222,000, and 73,000 for the years ended October 31, 2002, 2001, and 2000, respectively.

21. SUBSEQUENT EVENT

In November 2002, the Company acquired all of the outstanding capital stock of Angel Studios, Inc., the developer of *Midnight Club* and *Smuggler's Run* for 235,679 shares of restricted common stock (valued at $6,557) and $28,500 in cash. The Company is in the process of completing the purchase price allocation.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Take-Two Interactive Software, Inc.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Take-Two Interactive Software, Inc. and its subsidiaries ("the Company") at October 31, 2002 and October 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, effective November 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" in its entirety and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Accordingly, the Company discontinued the amortization of goodwill as of that date. Also, as discussed in Note 2, effective November 1, 2000, the Company changed its method of accounting for revenue recognition to conform to the requirements of SEC Staff Bulletin No. 101, "Revenue Recognition."

PricewaterhouseCoopers LLP

New York, New York
December 19, 2002

CORPORATE INFORMATION

CORPORATE OFFICES

Corporate Headquarters
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

Principal Subsidiaries
Rockstar Games, Inc.
622 Broadway
New York, NY 10012

Gathering, Inc.
622 Broadway
New York, NY 10012

Gotham Games, Inc.
622 Broadway
New York, NY 10012

Take-Two Interactive Software
Europe, Ltd.
Saxon House
2-4 Victoria Street
Windsor, Berkshire
SL4 1EN England

Jack of All Games, Inc.
8800 Global Way
Westchester, OH 45069

North America
San Diego, California
San Francisco, California
Vancouver, Canada
Baltimore, Maryland
Fenton, Missouri
Mississauga, Ontario
Oakville, Ontario
Austin, Texas

International
Sydney, Australia
Vienna, Austria
Shenzen, China
Copenhagen, Denmark
Lincoln, England
London, England
Windsor, England
Paris, France
Munich, Germany
Kowloon, Hong Kong
Milan, Italy
Hoofddorp, Netherlands
Auckland, New Zealand
Edinburgh, Scotland

OFFICERS AND DIRECTORS

Officers
Ryan Brant
Chairman of the Board and Director

Jeffrey Lapin
Chief Executive Officer and Director

Paul Eibeler
President and Director

Karl Winters
Chief Financial Officer

Directors
Oliver Grace, Jr.
General Partner
Anglo American Security Fund, LP

Robert Flug
President
S.L. Danielle

Mark Lewis
Director
Muse Communications, Inc.

Todd Emmel
General Partner
VFC Partners

Steve Tisch
Partner
Escape Artists

Richard Roedel
Principal
Pinnacle Ventures LLC

CORPORATE INFORMATION

Stockholder Information
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge upon written request to Investor Relations at the Corporate Headquarters.

Legal Counsel
Blank Rome LLP
405 Lexington Avenue
New York, NY 10174

Independent Auditors
PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038

Common Stock Information
The Company's common stock is listed on the Nasdaq National Market® under the symbol TTWO.

Common Stock Price Range

	High	Low
Fiscal Year Ended October 31, 2001		
First Quarter	$13.44	$ 8.41
Second Quarter	14.63	10.44
Third Quarter	24.50	14.06
Fourth Quarter	21.62	6.44
Fiscal Year Ended October 31, 2002		
First Quarter	$19.50	$ 9.30
Second Quarter	26.90	14.00
Third Quarter	27.05	16.09
Fourth Quarter	30.78	19.36
Fiscal Year Ending October 31, 2003		
First Quarter	$31.48	$19.83

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TAKE-TWO INTERACTIVE SOFTWARE, INC.
www.take2games.com